Innovative Thinking

LAMSON & SESSIONS

2002 Annual Report

About the Company:

Lamson & Sessions is a diversified company consisting of three business segments – Carlon, Lamson Home Products and PVC Pipe. Carlon manufactures and markets a wide variety of products used in the electrical, telecommunications infrastructure and building construction industries. Lamson Home Products manufactures and markets, through home centers and mass merchandisers, products used by consumers in the do-it-yourself and home improvement markets. PVC Pipe supplies polyvinyl chloride conduit to the electrical distribution, telecommunications infrastructure, consumer, power utility and wastewater markets.

About the Theme:

This Annual Report focuses on Lamson & Sessions' key internal strengths, which enable the Company to grow and make the most of its opportunities in targeted markets. Innovative thinking, high-quality products, strong brand recognition, market leadership, strategic vision and advanced management systems are integral to Lamson & Sessions' culture and are essential ingredients in its ability to achieve growth, operational excellence and customer satisfaction.

The Fundamentals of Our Success


High Performance Culture
Customer Satisfaction
Information Technology
Strategic Drivers
Operational Excellence
Innovative Products and Services
Sustainable Revenue and Profit Growth

Contents:

1 - Financial Highlights
2 - Letter to Investors
5 - Key Strengths
- Form 10-K Report
- Corporate Information

Financial Summary

(Dollars in thousands, except percentages and per share data)	Fiscal Years Ended 2002	2001	%Fav/(Unfav)
Net Sales	$314,475	$352,672	(11)
Gross Profit	61,976	61,400	1
As a % of Net Sales	20	17	18
Operating Expenses	43,467	52,962	18
As a % of Net Sales	14	15	7
Operating Income	18,509	6,183	199
As a % of Net Sales	6	2	200
Net Income (Loss)			
Before Cumulative Effect of Change in Accounting Principle	5,026	(3,843)	231
Net (Loss)			
After Cumulative Effect of Change in Accounting Principle	(41,224)	(3,843)	–
Diluted Earnings (Loss) Per Share			
Before Cumulative Effect of Change in Accounting Principle	0.36	(0.28)	–
Diluted (Loss) Per Share			
After Cumulative Effect of Change in Accounting Principle	(2.99)	(0.28)	–
Cash Flow from Operations	26,520	30,076	(12)
Long-Term Debt	84,350	104,266	19
Shareholders' Equity	36,176	81,224	(55)

Sales


$400
300
200
100
0
in millions
98 99 00 01 02

Operating Cash Flow


$40
30
20
10
0
in millions
98 99 00 01 02

Earnings Per Share


$2.00
1.50
1.00
0.50
0
98 99 00 01 02*

* 2002 Before Cumulative Effect of Change in Accounting Principle

Trademarks The following terms used in this annual report are trademarks of Lamson & Sessions and those indicated by the "®" are registered in the U.S. Patent and Trademark Office: Carlon®, Lamson, Lamson Home Products and Adjust-A-Box®.

We expect continued improvement in our financial performance in 2003. Specifically, we expect an increase of 8 to 10 percent in net sales, and an increase of 10 to 15 percent in net income compared with 2002, excluding the cumulative effect of the change in accounting principle described above. These estimates are based on anticipated modest improvements in some of our markets, along with our continued market share leadership, brand strength, and the ongoing effects of the operational improvements and cost controls we have implemented.

For Lamson Home Products, we expect further improvement in market share as we strengthen our relationships with major retailers such as Home Depot and Lowe's. Higher PVC resin prices, due to higher oil prices and limited feedstock availability in the industry, should translate into improved margins and profitability for our PVC Pipe business. And, we expect a general strengthening in several of our markets affecting Carlon, including modest improvement in commercial and industrial construction, which has been declining for the past two-and-a-half years. Although housing starts and home sales are likely to decline from their near-record levels in 2002, they should continue at historically high levels through 2003 as interest rates remain low, barring a serious economic downturn.

While we believe the telecommunications market may have hit bottom in 2002, most customers in this market are holding off investment in additional infrastructure, and we expect very little demand improvement or sales growth in 2003. However, for the long term, we believe demand in the telecom market will grow with the build-out of the metropolitan-area fiber optic networks, the expansion of corporate and institutional high-speed networks, and the expansion of broadband services to the home, all of which will be necessary as telecommunications continue to improve and evolve.

In Closing...

The coming year will be another challenging one, but all of us at Lamson & Sessions are ready to meet the challenges. Our organization has been built on solid fundamentals that are responsible for our success – these are our strategic drivers of high performance culture, information technology, innovative products and services, sustainable revenue and profit growth, operational excellence and customer satisfaction.

As we move forward, we are doing so from a position of strength in our markets, our products, our customer relationships and our operations. We are confident that our long-term prospects remain bright.

We want to stress our continued commitment to observing the highest standards of ethics, accuracy and transparency in financial reporting. Our constituencies deserve nothing less.

We thank our associates for their steadfast commitment to helping Lamson & Sessions achieve its goals, along with our customers and shareholders for their continued support.

John B. Schulze
Chairman, President and
Chief Executive Officer

James J. Abel
Executive Vice President, Secretary,
Treasurer and Chief Financial Officer


Adjust-A-Box

Innovative thinking is part of our culture at Lamson & Sessions – an essential ingredient in our ability to achieve growth, operational excellence and customer satisfaction.

As a diversified company and market leader in providing high-quality products and services, Lamson & Sessions stands out from the competitive field in our ability to serve customers well and achieve revenue and profit growth. Unlike a majority of our competitors, we manufacture a broad line of thermoplastic products, complementary fittings and accessories for a wide range of applications and markets.

From do-it-yourselfers working on fixing up their homes, to construction contractors benefiting from the high level of sustained activity in housing starts, to utilities and public entities looking for cost-effective methods of installing new and replacing old infrastructure systems, customers confidently turn to Lamson & Sessions for solutions.

Our capability to develop and deliver those solutions comes from the many strengths that are intrinsic to our Company:

◦ Our customer-focused associates are highly skilled, innovative thinkers who consistently achieve productivity levels that are among the best in our industry in terms of sales per associate. We provide the internal leadership, resources, information and productive learning environment necessary for all of our associates to pursue continuous improvement.

◦ Our thermoplastic products offer many advantages over competing metallic products. They are generally less expensive, lighter, easier to install, and do not rust, corrode or conduct electricity. We offer a comprehensive range of conduit systems, flexible pipe and products for the home, using a variety of thermoplastic materials. We serve numerous growing niches for plastic pipe and conduit products, including electrical, power, utility, telecommunications and wastewater applications.

◦ Strong recognition of the Carlon brand name makes our Company a leader in targeted markets. Immediately recognized by electrical contractors and do-it-yourself consumers, the Carlon name carries an

Strong recognition of the Carlon brand name makes our Company a leader in targeted markets.

outstanding reputation for its broad line of high-quality products and exemplary service. Architects and engineers regularly specify Carlon products for cable television applications, telephone systems, military installations, municipal utilities, and a variety of other power and communications applications. Technological and design advancements in these markets often require the precise capabilities that our products offer.

◦ Our expertise in resin compounding, thermoplastic molding, extruded conduit systems and trenchless technology has enabled us to maintain leading positions – number-one or number-two – in our major markets. These include the steadily growing markets for nonmetallic electrical products used in commercial and industrial applications, the rapidly growing home improvement market and the consistently strong residential construction market. We serve these markets through a highly efficient nationwide distribution network including more than 100 manufacturers' representatives, along with our direct field sales force.

◦ Our enhanced Web site allows our channel partners to take advantage of broadband technology to access information regarding status of orders, shipment tracking and product availability.

◦ The recent performance of our Lamson Home Products segment has been a particular source of strength for our Company. Lamson Home Products targets the home improvement and do-it-yourself market through our strong relationships with "big box" home center retailers and hardware stores. We continuously develop innovative products for this market designed to make life easier and safer for consumers who purchase and use them.

◦ Our strategic vision and overall disciplined management help ensure that our organization makes the most of these strengths. We are committed to customer satisfaction, operational improvement, profitable growth and long-term shareholder value. Our management is focused on maintaining an effective balance between short-term and long-term profit objectives. These goals are achieved through strong cost-control systems as reflected in our recent reduction in operating costs; incentives related to the attainment of specific operational goals; exceptional customer service; superior relations with customers; and a supply management system that ensures our customers get the right products at the right time.



HDPE Conduit

For 2003, we have instituted several operating initiatives that will help us improve service to our customers, manage our operations and inventories more effectively and deliver our products more efficiently.

One of the most important of these initiatives involves strengthening our relationships with our largest accounts. In an effort to partner more effectively with these customers, we are assigning broad-based teams – including


PVC/HDPE Conduit
Installation

Future growth will come from expanding our expertise in manufacturing technology and distribution, and focusing on value-added opportunities in vital markets.

sales, customer service and information technology associates – to help address their needs and achieve their goals through the use of our products and systems.

Another initiative will reduce our exposure to PVC resin market volatility by decreasing the time between our acquisition of raw materials and the completion of our finished products. By moving our PVC blending operations closer to our extrusion plants on the east and west coasts, we will eliminate many days or even weeks from the process, allowing less time for market price fluctuations to affect our gross margins.

Other initiatives include inventory reduction, compliance with new Securities and Exchange Commission reporting standards, upgrading our Enterprise Resource Planning system, prompting more customers to conduct business through our Web site, and ongoing efforts to improve safety, enhance our process in addressing customer complaints, generate new ideas and develop new products.

Our product development programs concentrate on identifying, creating and introducing innovative applications and improving manufacturing processes. This effort is centered in our material testing lab and development facility in Cleveland, Ohio.

Future growth will come from expanding our expertise in manufacturing technology and distribution, and focusing on value-added opportunities in vital markets. Our strategy includes increasing market share through product line breadth in traditional markets; introducing new products; extending existing products to new markets; leveraging our strengths in brand recognition, resin compounding and information technology; growing our customer and channel partner relationships; and developing alternative distribution channels for our manufacturing capacity.

By leveraging our strengths in market leadership, brand recognition, strategic vision, value-added growth opportunities, and our continuing commitment to customer satisfaction, Lamson & Sessions has all the tools necessary for long-term profitable growth and enduring shareholder value.

The Lamson & Sessions Co.
and Subsidiaries
2002 Form 10-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 28, 2002

COMMISSION FILE NUMBER 1-313

THE LAMSON & SESSIONS CO.

(Exact name of Registrant as specified in its charter)

Ohio	34-0349210
(State of Incorporation)	(I.R.S. Employer Identification No.)

25701 Science Park Drive, Cleveland, Ohio 44122
(Address of Principal Executive Offices) (Zip Code)

216-464-3400
(Registrant's telephone number, including area code)

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT

Title of Each Class	Name of each Exchange on Which Registered
Common Shares, without par value	New York Stock Exchange Pacific Stock Exchange

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: NONE

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K ☐

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes ☐ No ☒

The aggregate market value of the voting stock held as of June 28, 2002 (the last trading day of the Company's fiscal 2002 second quarter) by non-affiliates of the Registrant was $46,708,623, based on the close price of $3.90 on the New York Stock Exchange.

As of February 7, 2003 the Registrant had outstanding 13,777,608 common shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement for the Annual Meeting of Shareholders to be held on April 30, 2003 are incorporated by reference into Part III of this report.

THE LAMSON & SESSIONS CO.

INDEX TO ANNUAL REPORT ON FORM 10-K

For The Fiscal Year Ended December 28, 2002

PART I

Item 1. Business

Item 2. Properties

Item 3. Legal Proceedings

Item 4. Submission of Matters to Security Holders

PART II

Item 5. Market for the Registrant's Common Stock and Related Security Holder Matters

Item 6. Selected Financial Data

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Item 7(a). Quantitative and Qualitative Disclosures About Market Risk

Item 8. Financial Statements and Supplementary Data

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

PART III

Item 10. Directors and Executive Officers of the Registrant

Item 11. Executive Compensation

Item 12. Security Ownership of Certain Beneficial Owners and Management

Item 13. Certain Relationships and Related Transactions

Item 14. Controls and Procedures

PART IV

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K

PART I

Item 1. BUSINESS

The Lamson & Sessions Co., an Ohio corporation, (the "Company" or "Lamson & Sessions"), founded in 1866, is a diversified manufacturer and distributor of a broad line of thermoplastic electrical, consumer, telecommunications and engineered sewer products for major domestic markets. The markets for thermoplastic electrical conduit, related fittings and accessories, wiring devices and sewer pipe include: the construction, utility and telecommunications industries, municipalities, other government agencies, and contractors; and "do-it-yourself" home remodelers.

Principal Products and Markets

The Company is engaged in the manufacture and distribution of a broad line of thermoplastic electrical, telecommunications and engineered sewer products. In addition, the Company distributes a wide variety of consumer electrical wiring devices, home security devices, wireless electrical and other wireless products.

All of the Company's thermoplastic electrical products compete with and serve as substitutes for similar metallic products. The Company's thermoplastic electrical products offer several advantages over these other products. Specifically, nonmetallic electrical and telecommunications conduit and related fittings and accessories are generally less expensive, lighter and easier to install than metallic products. They do not rust, corrode or conduct electricity. Thermoplastics, either polyvinyl chloride (PVC) or high density polyethylene (HDPE), are the materials of choice to protect fiber optic cable.

Three business segments are served, each of which has unique product and marketing requirements. These markets are:

Carlon – Industrial, Residential, Commercial, Telecommunications and Utility Construction: The major customers served are electrical contractors and distributors, original equipment manufacturers, electric power utilities, cable television (CATV), telephone and telecommunications companies. The principal products sold by this segment include electrical and telecommunications raceway systems and a broad line of nonmetallic enclosures, electrical outlet boxes and fittings. Examples of the applications for the products included in this segment are multi-cell duct systems and HDPE conduit designed to protect underground fiber optic cables, allowing future cabling expansion and flexible conduit used inside buildings to protect communications cable.

Lamson Home Products – Consumer: The major customers served are home centers and mass merchandisers for the "do-it-yourself" home improvement market. The products included in this segment are electrical outlet boxes, liquidtight conduit, electrical fittings, door chimes and lighting controls.

PVC Pipe: This business segment primarily supplies electrical, power and communications conduit to the electrical distribution, telecommunications, consumer and power utility markets. The electrical and telecommunications conduit is made from PVC resin and is used to protect wire or fiber optic cables supporting the infrastructure of power or telecommunications systems.

A breakdown of net sales as a percent of total net sales by major business segment for 2002, 2001 and 2000 is as follows:

(Dollars in thousands)	2002		2001		2000	
Carlon	$149,037	47%	$188,161	53%	$142,979	41%
Lamson Home Products	71,486	23%	62,128	18%	63,351	18%
PVC Pipe	93,952	30%	102,383	29%	142,403	41%
	$314,475	100%	$352,672	100%	$348,733	100%

See discussion of segment products in Note M of financial statements.

Competition
Each of the three segments in which the Company presently operates is highly competitive based on service, price and quality. Most of the competitors are either national or smaller regional manufacturers who compete with limited product offerings. Unlike a majority of the Company's competitors, the Company manufactures a broad line of thermoplastic products, complementary fittings and accessories. The Company believes that with its products and investment in information technology infrastructure, it will continue to compete favorably. However, certain of the Company's competitors have greater financial resources than the Company, which occasionally can adversely affect the Company through price competition strategies in selected products and markets.

Distribution
The Company distributes its products through a nationwide network of more than 100 manufacturers' representatives and a direct field sales force of approximately 17.

Raw Materials
The Company is a large purchaser of pipe grade PVC and HDPE resins. The Company has entered into supply contracts for PVC which should stabilize its availability for the next several years. HDPE is purchased by the Company from various sources and is readily available.

Patents and Trademarks
The Company owns various patents, patent applications, licenses, trademarks and trademark applications relating to its products and processes. While the Company considers that, in the aggregate, its patents, licenses and trademarks are of importance in the operation of its business, it does not consider that any individual patent, license or trademark, or any technically related group, is of such importance that termination would materially affect its business.

Seasonal Factors
Two of the Company's three business segments experience moderate seasonality caused principally by a decrease in construction activity during the winter months. They are subject also to the economic cycles affecting the residential, commercial, industrial and telecommunications construction markets. The Company's consumer products business segment is affected by existing home sales, consumer spending and consumer confidence.

Major Customers
Sales to Affiliated Distributors, a cooperative buying group reported within the Carlon and PVC Pipe segments not otherwise affiliated with the Company, totaled approximately 15.0% of consolidated net sales in 2002, 14.0% of consolidated net sales in 2001, and 17.0% of consolidated net sales in 2000. Sales to Home Depot, a customer reported within the Lamson Home Products segment not otherwise affiliated with the Company, totaled approximately 10.0% of consolidated net sales in 2002, prior to that they were less than 10.0% of consolidated net sales.

Backlog
In the Company's three business segments, the order-to-delivery cycle ranges from several days to a few weeks. Therefore, the measurement of backlog is not a significant factor in the evaluation of the Company's prospects.

Research and Development
The Company is engaged in product development programs, which concentrate on identifying, creating and introducing innovative applications for thermoplastic and wireless electrical products. The Company maintains a material testing lab and development center in its Cleveland, Ohio headquarters to facilitate this effort and improve manufacturing processes. The Company's research and development expenditures totaled $2.2 million, $2.8 million and $3.3 million in 2002, 2001 and 2000, respectively.

Environmental Regulations

The Company believes that its current operations and its use of property, plant and equipment conform in all material respects to applicable environmental laws and regulations presently in effect. The Company has facilities at numerous geographic locations, which are subject to a range of federal, state and local environmental laws and regulations. Compliance with these laws has, and will, require expenditures on a continuing basis.

Associates

At December 28, 2002, the Company had 1,116 associates, 929 of whom were employed at the Company's manufacturing facilities and distribution centers. The remainder of associates were primarily employed at the Company's corporate headquarters.

Foreign Operations

The net sales, operating earnings and assets employed outside the United States are not significant. Export sales were approximately 3.0% of consolidated net sales in 2002, and 2.0% of consolidated net sales in 2001 and 2000, and were made principally to customers in Canada.

The Company files annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, amendments to those reports and other information with the Securities and Exchange Commission ("SEC"). The public can obtain copies of these materials by visiting the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, D.C. 20549, by calling the SEC at 1-800-SEC-0330, or by accessing the SEC's Web site at http://www.sec.gov. In addition, as soon as reasonably practicable, after such materials are filed with or furnished to the SEC, the Company makes copies available to the public, free of charge, on or through its Web site at http://www.lamson-sessions.com.

Item 2. PROPERTIES

The Company owns (O) or leases (L) manufacturing and distribution facilities, which are suitable and adequate for the production and marketing of its products. The Company owns executive and administrative offices, which are located in Cleveland, Ohio, and occupy 68,000 square feet in a suburban office complex. An additional 22,000 square feet of warehouse space was added to the lease of the Woodland Distribution Center, on approximately November 15, 2002. The following is a list of the Company's manufacturing and distribution center locations:

Manufacturing Facilities	**Approximate Square Feet**
Woodland, California (O)	66,000
High Springs, Florida (O)	110,000
Tennille, Georgia (O)	41,000
Clinton, Iowa (O)	124,000
Mountain Grove, Missouri (O)	36,000
Bowling Green, Ohio (O)	67,000
Oklahoma City, Oklahoma (O)	172,000
Nazareth, Pennsylvania (O)	59,000
Erie, Pennsylvania (L)	56,000
Cranesville, Pennsylvania (L)	10,000
Pasadena, Texas (O)	52,000
Distribution Centers	
Columbia, South Carolina (L)	350,000
Woodland, California (L)	127,000
Fort Myers, Florida (O)	4,000

The above manufacturing facilities were operated at approximately 61.0% of their productive capacity during 2002.

Item 3. LEGAL PROCEEDINGS

On September 23, 1999, the Company announced that a United States District Court jury in the Northern District of Illinois found that the Company willfully infringed on a patent held by Intermatic Incorporated ("Intermatic") of Spring Grove, Illinois, relating to the design of an in-use weatherproof electrical outlet cover, and awarded Intermatic $12.5 million in damages plus pre-judgment interest of approximately $1.5 million. The Company pursued a vigorous appeal and on December 17, 2001 the United States Court of Appeals ruled that, as a matter of law, Lamson & Sessions' products did not infringe Intermatic's patent and that the Company has no liability to Intermatic. The trial jury's earlier verdict in favor of Intermatic in the amount of $12.5 million, plus pre-judgment and post-judgment interest estimated to be in excess of $3 million, was reversed. Intermatic filed for a rehearing of the ruling to the Court of Appeals en banc, which was denied. Intermatic then filed a petition for certiorari with the United States Supreme Court. The United States Supreme Court has reversed the decision of the Court of Appeals and remanded the case back to it. The Court of Appeals has requested additional briefs be submitted by February 21, 2003.

During the first quarter of 2001, the Company settled its litigation against PW Eagle and received a payment of $2.05 million, representing a partial recovery of costs incurred in current and previous quarters, arising out of the failed sale of the PVC Pipe segment in 1999, which resulted in a net gain of $1.6 million in 2001.

The Company is also a party to various other claims and matters of litigation incidental to the normal course of its business. Management believes that the final resolution of these matters will not have a material adverse effect on the Company's financial position, cash flows or results of operations.

Item 4. SUBMISSION OF MATTERS TO SECURITY HOLDERS

None.

Executive Officers of the Registrant

JOHN B. SCHULZE
Chairman, President and Chief Executive Officer

Executive Officer since January 1988. Age 65.

JAMES J. ABEL
Executive Vice President, Secretary, Treasurer and Chief Financial Officer

Executive Officer since December 1990. Age 56.

NORMAN E. AMOS
Vice President

Executive Officer since February 21, 2001. Vice President Supply Chain Management since August 1, 2000. Manager, Transportation and Logistics with Xerox Corporation July 1995 – July 2000. Age 57.

ALBERT J. CATANI, II
Vice President

Executive Officer since February 27, 1997. Vice President, Manufacturing since August 1995. Age 55.

EILEEN E. CLANCY
Vice President

Executive Officer since January 2, 2002. Vice President, Human Resources since January 2, 2002. Director of Human Resource Development, December 1995 – December 2001. Age 52.

DONALD A. GUTIERREZ
Senior Vice President

Executive Officer since February 26, 1998. Senior Vice President since February 21, 2001. Vice President, Carlon since March 1998. Age 45.

CHARLES W. HENNON
Vice President

Executive Officer since February 25, 1999. Vice President and Chief Information Officer since April 1998. Manager, Business Support Services with Ferro Corporation, 1993 – April 1998. Age 57.

LORI L. SPENCER
Vice President

Executive Officer since February 27, 1997. Vice President and Controller since August 1997. Age 43.

NORMAN P. SUTTERER
Senior Vice President

Executive Officer since February 29, 1996. Senior Vice President since February 18, 2003. Vice President, Lamson Home Products since March 1998. Age 53.

PART II

Item 5. MARKET FOR THE REGISTRANT'S COMMON STOCK AND RELATED SECURITY HOLDER MATTERS

The Company's Common Stock is traded on the New York Stock Exchange and the Pacific Stock Exchange. High and low sales prices for the Common Stock are included in Note O to the Consolidated Financial Statements. No dividends were paid in 2002, 2001 or 2000. The approximate number of shareholders of record of the Company's Common Stock at December 28, 2002 was 1,305.

Item 6. SELECTED FINANCIAL DATA
FIVE-YEAR CONSOLIDATED FINANCIAL SUMMARY

(Dollars in thousands except per share data, shareholders, associates and percentages)	Fiscal Years Ended				
	2002	**2001**	**2000**	**1999**	**1998**
Operations:					
Net sales	$314,475	$352,672	$348,733	$291,381	$270,914
Cost of products sold	252,499	291,272	260,114	229,981	214,410
Gross Profit	61,976	61,400	88,619	61,400	56,504
Operating expenses (1)	43,467	52,962	54,132	48,054	47,584
Net gain	—	(4,550)	—	—	—
Restructuring and impairment charge	—	6,805	—	—	—
Operating Income	18,509	6,183	34,487	13,346	8,920
Interest expense, net	9,583	11,626	4,539	3,558	4,341
Income (Loss) Before Income Taxes and Cumulative Effect of Change in Accounting Principle	8,926	(5,443)	29,948	9,788	4,579
Income tax provision (benefit)	3,900	(1,600)	8,500	(9,000)	(2,100)
Income (Loss) Before Cumulative Effect of Change in Accounting Principle	5,026	(3,843)	21,448	18,788	6,679
Net cumulative effect of change in accounting principle	(46,250)	—	—	—	—
Net (Loss) Income	(41,224)	(3,843)	21,448	18,788	6,679
Year-End Financial Position:					
Current Assets	$ 84,764	$ 94,085	$134,906	$ 94,704	$ 83,975
Other Assets	77,192	121,865	120,090	40,522	25,957
Property, Plant and Equipment	51,749	57,871	65,297	48,093	50,735
Total Assets	213,705	273,821	320,293	183,319	160,667
Current Liabilities	64,112	62,890	76,656	56,223	47,278
Long-Term Debt	84,350	104,266	130,276	36,919	40,807
Other Long-Term Liabilities	29,067	25,441	27,332	26,808	28,451
Shareholders' Equity	36,176	81,224	86,029	63,369	44,131
Working Capital	20,652	31,195	58,250	38,481	36,697
Statistical Information:					
Average number of dilutive common shares outstanding	13,778	13,757	13,989	13,482	13,488
Number of shareholders of record	1,305	1,336	1,377	1,558	1,687
Number of associates	1,116	1,115	1,345	963	983
Book value per share	$ 2.63	$ 5.90	$ 6.15	$ 4.70	$ 3.27
Market price per share	$ 3.40	$ 5.24	$ 10.50	$ 4.88	$ 5.13
Market capitalization	$ 46,844	$ 72,195	$143,819	$ 65,584	$ 68,903
Gross margin as a % of net sales	19.7%	17.4%	25.4%	21.1%	20.9%
Operating expenses as a % of net sales	13.8%	15.0%	15.5%	16.5%	17.6%
Operating margin as a % of net sales	5.9%	1.8%	9.9%	4.6%	3.3%
Operating Cash Flow	$ 26,520	$ 30,076	$ 27,521	$ 12,198	$ 8,721
Operating cash flow as a % of total debt	27.6%	25.8%	19.9%	29.9%	19.5%
Capital Expenditures	$ 3,952	$ 7,980	$ 11,085	$ 7,563	$ 4,546
EBITDA (earnings before interest, taxes, depreciation and amortization) (2)	$ 30,182	$ 24,202	$ 45,716	$ 23,482	$ 18,877
EBITDA Margin	9.6%	6.9%	13.1%	8.1%	7.0%
Return on average equity	(70.2%)	(4.6%)	28.7%	35.0%	16.5%
Basic (Loss) Earnings Per Common Share:					
Earnings (Loss) before change in accounting principle	$ 0.36	$ (0.28)	$ 1.58	$ 1.40	$ 0.50
Cumulative effect of change in accounting principle, net of tax	(3.36)	—	—	—	—
Net (Loss) Earnings	$ (2.99)	$ (0.28)	$ 1.58	$ 1.40	$ 0.50
Diluted (Loss) Earnings Per Common Share:					
Earnings (Loss) before change in accounting principle	$ 0.36	$ (0.28)	$ 1.53	$ 1.39	$ 0.50
Cumulative effect of change in accounting principle, net of tax	(3.36)	—	—	—	—
Net (Loss) Earnings	$ (2.99)	$ (0.28)	$ 1.53	$ 1.39	$ 0.50

(1) In 2002, the Company adopted SFAS No. 142, *"Goodwill and Other Intangible Assets,"* which eliminated the amortization of goodwill. Operating expenses in 2001, 2000, 1999 and 1998 include $4,605, $971, $313 and $299 in goodwill amortization, respectively.

(2) EBITDA is a calculation used by management to measure operating performance and is defined as operating income plus depreciation and amortization. EBITDA is not a recognized term under accounting principles generally accepted in the United States and does not purport to be an alternative to operating income or to cash flows from operating activities as a measure of liquidity.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Discussion of the Consolidated Statements of Operations

The Consolidated Statements of Operations present Lamson & Sessions' operating performance over the last three years.

Results of Operations
Net sales declined in 2002 by $38.2 million or 10.8% compared with 2001. The greatest reduction was experienced in the Carlon business segment, as net sales were $39.1 million or 20.8% lower in 2002 compared with 2001. Almost the entire shortfall was due to the significant decline of over 30.0% in telecommunications infrastructure related sales. The electrical product sales in this segment declined only nominally in 2002 from 2001 as strong residential and utility markets offset declines in commercial and industrial construction. Favorable existing home sales activity, driven by low interest rates, the introduction of innovative new products and the expansion of market share with its largest customers all led to the $9.4 million increase in net sales in the Lamson Home Products business segment. This represents a 15.1% improvement over the $62.1 million in net sales in 2001. Overall, net sales for the PVC Pipe business segment fell by $8.4 million or 8.2% to $94.0 million in 2002 compared with $102.4 million in 2001. Pipe volume shipped in 2002 was 7.7% lower than 2001 while average pricing for the current year was approximately the same as the prior year. The volume decline primarily reflects the soft market conditions for both telecommunications and commercial construction projects.

Net sales increased by 1.1% or $3.9 million in 2001 compared with 2000. Overall, Carlon experienced a growth rate of 31.6% or $45.2 million for the year 2001 over 2000. Incremental HDPE conduit sales totaled approximately $53.0 million primarily from the Pyramid and Ameriduct acquisitions, which were completed in the latter part of 2000. The remainder of Carlon's product sales declined from 2000 levels by approximately 6.3%. This decrease was caused by a general economic slowdown, which persisted throughout the year, and continued contraction in telecommunications infrastructure capital spending. Lamson Home Products had a net sales decline of $1.2 million, or 1.9%, in 2001 compared with 2000, as home improvement retailers reduced their inventories during the year in response to softness in sales and inconsistent consumer confidence levels. Lastly, the PVC Pipe business segment net sales dropped 28.1%, or $40.0 million, in 2001 compared with 2000. Pipe volume shipped was up 6.1% while average pricing declined by approximately 31.0% from 2000. Mix has also shifted this year in the PVC Pipe business as telecommunications-related conduit is down 20.0% in units shipped, which has been offset by increased electrical conduit shipments, primarily in the first three quarters of the year.

Gross margin in 2002 was 19.7%, an increase of 13.0% over the 17.4% realized in 2001. The largest improvement was generated in the PVC Pipe business as selling prices stayed fairly level with the prior year while operating costs and net material costs per pound have declined slightly. The overall manufacturing utilization rates this year were at 61.0% compared with 73.0% experienced in 2001 and was almost entirely offset by cost savings from the restructuring efforts at the end of 2001 and disciplined cost controls employed throughout the year. Finally, the significant increase in Lamson Home Products sales this year helped the Company to leverage their largely fixed cost base, improving the segment's gross margin. This helped to offset the lower margins in the Carlon business segment, which resulted from the continued downturn in telecom related products.

Gross margin in 2001 was 17.4%, down from the 25.4% margin realized in 2000. This drop was primarily caused by the margin squeeze experienced in the PVC Pipe business, as a continued oversupply of PVC resin in the domestic market has caused PVC Pipe selling prices to be down over 30.0% from a year ago, while PVC resin costs have declined on average 18.0% for the year. In addition, the significant mix shift in PVC pipe from telecommunications duct to electrical conduit has had a negative impact on its gross margin. Finally, the Company utilized its manufacturing facilities at a much reduced rate, 73.0% in 2001 vs. 91.0% in 2000, generating approximately $7.0 million more in unfavorable manufacturing variances during the current year.

Operating expenses were reduced to $43.5 million, or 13.8% of sales, in 2002, a $9.5 million, or 17.9%, decrease from the $53.0 million, or 15.0% of net sales, incurred in 2001. Approximately half of the 2002 reduction in expenses is a direct result of the elimination of goodwill amortization as required by SFAS No. 142 (see Note B). The remainder of the decline is a combination of cost savings from the full year effect of reductions in the salary workforce implemented in the fourth quarter of 2001, lower variable selling expenses from the reduced sales levels and tight control over discretionary spending primarily involving marketing programs and travel related expenditures. These savings were partially offset by increased employee benefit costs including pensions, medical programs, incentive compensation plans, professional fees and higher bad debt expense driven by telecom market bankruptcy activity. Operating income for 2002 was $18.5 million, or 5.9% of net sales, compared with $6.2 million, or 1.8%, of net sales in 2001. This improvement of almost 200% is a result of the operating expense net reduction in the current year as described above.

Operating expenses in 2001 totaled $53.0 million, or 15.0% of net sales, compared with $54.1 million, or 15.5% of net sales in 2000. During the year the Company consolidated the selling, general and administrative processes of the two acquisitions to reduce any redundant costs. In addition, discretionary spending was reduced, as it became evident economic conditions were declining. During 2001, the Company also recorded net gains of $4.6 million relating to the resolution of the PW Eagle litigation, changes in estimates for certain other litigation and environmental liabilities and a gain on the sale of a non-strategic business. The Company also incurred a restructuring and impairment charge of $7.7 million to reduce excess capacity, eliminate under-performing product lines and reduce salaried staff of which $0.9 million was included in cost of products sold. In summary, the Company earned $6.2 million in operating income, or 1.8% of net sales, in 2001 ($9.4 million, or 2.7%, excluding the restructuring and impairment charge and net gains) versus $34.5 million, or 9.9%, of net sales in 2000.

Interest expense has declined by over $2.0 million in 2002 compared with 2001 as the Company paid down over $20.0 million in debt during the year, with outstanding debt averaging $110 million in 2002 versus $139 million in 2001. The Company had an average borrowing rate during 2002 of 6.46% compared with 6.81% in 2001.

The income tax provision for 2002 reflects an estimated tax rate of 39.5% and net changes in the deferred tax valuation allowance against certain of the Company's general business tax credits.

During the second quarter of 2002, the Company completed the transitional review for goodwill impairments required under SFAS No. 142 *"Goodwill and Other Intangible Assets."* The review indicated that goodwill recorded in the telecom reporting unit of the Carlon business segment was impaired as of the beginning of fiscal 2002. Accordingly, the Company measured and recognized a transitional goodwill impairment loss of $60.0 million ($46.3 million after tax). This has been recorded as a cumulative effect of a change in accounting principle in the statement of operations (see Note B).

The Company's earnings before interest, taxes, depreciation and amortization (EBITDA) was $30.2 million for 2002 compared with the $24.2 million EBITDA earned in 2001, an improvement of nearly 25.0%. EBITDA is a calculation used by management to measure operating performance and is defined as operating income plus depreciation and amortization. EBITDA is not a recognized term under accounting principles generally accepted in the United States and does not purport to be an alternative to operating income or to cash flows from operating activities as a measure of liquidity.

Financial Condition

The Company continued to focus throughout 2002 on generating cash flow from improved earnings and working capital reductions. Net working capital was $20.7 million at the end of 2002 compared with $31.2 million at the end of 2001. The current ratio decreased to 1.32 in 2002 from 1.50 in 2001 as accounts receivable and inventory declined by a combined $12.4 million from lower economic activity and improved inventory control, while payables and expense accruals increased by $1.6 million primarily from higher benefit accruals required. Cash flow generated from operating activities remained strong at $26.5 million in 2002 after generating $30.1 million in 2001.

Accounts receivable were $36.7 million at the end of 2002, compared with $39.2 million at the end of 2001. Days sales outstanding at the end of 2002 were about 52.7 compared with 56.9 days for 2001 year-end. The improvement is driven primarily by the disposition of several telecommunications accounts outstanding at the end of 2001 and more rigorous credit reviews.

The inventory level at the end of 2002 was $32.2 million compared with $42.1 million at the end of 2001. As a result, annual inventory turns increased from 4.9 times in 2001 to 6.5 times in 2002. Almost all inventory categories have been reduced. However, the largest reduction came in PVC resin and related conduit products for which pounds in inventory were 44.0% lower than 2001 year-end while the average unit cost was about 4.0% higher compared with 2001 year-end levels.

Despite the lower inventory levels, accounts payable decreased by only $800 thousand in 2002 from the prior year-end due to the scheduled timing of vendor payments after year-end.

Accrued liabilities at 2002 year-end were approximately $2.3 million more than the prior year due to incentive compensation programs and other benefit accruals which reflect higher costs. The increase of $3.4 million in other long-term liabilities in 2002 is consistent with the recording of a minimum liability for defined benefit pension plans due to lower trust asset levels and payments of $2.2 million made for retiree medical benefits.

Capital expenditures totaled approximately $4.0 million in 2002 compared with $8.0 million in 2001. The current year spending was primarily for additional plant equipment to improve efficiencies and critical tooling replacements.

The Company has credit capacity available of over $30 million, which is adequate to support its current operational expense and capital spending needs as well as those anticipated for 2003. In order to support key operational improvement initiatives, capital spending is expected to return to a more historical average level of $8–$10 million in 2003. During the fourth quarter of 2002 the Company refinanced the mortgage on its corporate headquarters. The resulting $3.7 million in additional funds were used to pay down bank term debt. Due to improved cash flow and operating results, the Company has decided to defer more comprehensive changes in capital structure.

In December 2002, the New York Stock Exchange (the "Exchange") accepted the Company's business plan for continued listing on the Exchange. The Company submitted its business plan to the Exchange in October 2002 in order to comply with the listing requirements of the Exchange. This effort follows a formal notice from the Exchange that the Company is below the Exchange's continued listing criteria of a total market capitalization of not less than $50 million over a 30-day trading period and shareholders' equity of not less than $50 million. The Company's plan will be reviewed quarterly for ongoing compliance with its goals and objectives. The Company believes its business plan, when implemented, should achieve the requirements of the Exchange for shareholder equity and market capitalization. At the end of 2002, the Company's shareholder equity is $36.3 million. The Company's total market capitalization, based on 13.778 million shares of common stock outstanding at a closing price of $3.36 on February 7, 2003 was $46.3 million.

Application of Critical Accounting Policies

Inherent in the Company's results of operations are certain estimates, assumptions and judgments including reserves against accounts receivable for doubtful collections, inventory costing and valuation allowances and an assumed rate of return on invested pension assets. The Company maintains allowances against accounts receivable and inventory obsolescence and valuation reserves that are believed to be reasonable based on the Company's historical experience and current expectations for future performance of operations.

A sudden and prolonged deterioration in the economy could adversely affect the Company's customers (especially related to the telecom or retail market) requiring the Company to increase its allowances for doubtful accounts. A sudden or unexpected decline in PVC resin costs coupled with a slow-down in sales volume could result in write downs of inventory valuations. If such adverse conditions would occur, the Company cannot readily predict the effect on its financial condition or results of operations as any such effect depends on both future results of operations and the magnitude and timing of the adverse conditions.

The Company's policy of amortizing unrecognized gains or losses in accordance with SFAS No. 87, the significant deterioration in the stock market and resulting reduction in defined benefit pension plan assets will cause an increase of approximately $2.2 million in the reported pension expense to be included in the Company's results of operations beginning in 2003. In addition, the substantial decline in defined benefit pension plan assets over the past nine months has led to the Company making a voluntary contribution of $6.0 million to the

Company's defined benefit pension plans in the fourth quarter of 2002 in order to maintain an appropriate funding level.

Management also makes judgments and estimates in recording liabilities for environmental cleanup and litigation. Liabilities for environmental remediation are subject to change because of matters such as changes in laws, regulations and their interpretation; the determination of additional information on the extent and nature of site contamination; and improvements in technology. Actual litigation costs can vary from estimates based on the facts and circumstance and application of laws in individual cases.

As of December 28, 2002, the Company had approximately $26.9 million of net deferred tax assets primarily related to loss carryforwards that expire through 2021. The realization of these net assets is based primarily upon estimates of future taxable income. Current expectations of operating results are sufficient to sustain realization of these net assets. However, should taxable income estimates for the carryforward period be significantly reduced, the full realization of net deferred tax assets may not occur.

Outlook

The following paragraphs contain forward-looking comments. The comments are subject to, and the actual future results may be impacted by, the cautionary limitations and factors outlined in the following narrative comments. Both housing starts at 1.7 million units and existing home sales were very strong throughout 2002 and finished the year at near record levels. Low interest rates have allowed the maintenance of this activity over the last several years and supported the sales growth in Lamson Home Products, the electrical product sales in Carlon and the PVC Pipe business segment. It is expected, barring an economic downturn that housing starts and home sales will decline modestly in 2003 but will remain at historically strong levels. Commercial and industrial construction plummeted by 20% and 40%, respectively, in 2002, and these areas will probably remain weak and at best show only modest improvement in 2003 due to the overhang of excess capacity.

The Company believes that the telecommunications infrastructure market has bottomed out during 2002. We do not expect any demand improvement through 2003 as most participants are only maintaining their current systems and holding off on incremental investments in additional infrastructure until absolutely necessary. We believe also that spending in this market long-term will be required, to build out metropolitan rings, expand corporate and institutional high-speed data and communications networks and to provide broadband services to the home. While very little sales growth is anticipated in this market during 2003, many of the weaker competitors have been eliminated and, therefore, the stability of our customer base has improved.

In the PVC Pipe business, we expect PVC resin costs to increase throughout the first half of 2003 in response to higher oil and natural gas prices and capacity restrictions on some feedstocks. These should be passed on by the PVC pipe producers as inventory across the distribution network has been lowered. As PVC resin costs increase, assuming reasonable general economic activity, the margin spreads are generally able to be expanded resulting in improved profitability. We do expect to build some inventory levels in the first quarter in anticipation of the cyclical construction season.

In summary, we estimate that net sales for 2003 will increase by 8% to 10% with approximately half of this improvement coming from a higher price level for PVC Pipe products. The remaining net sales growth will be the result of market share improvement in the Lamson Home Products segment and some general strengthening in our markets as a whole. Despite a significant pension expense increase that will need to be recorded in 2003, we believe, net income should be 10% to 15% above the 2002 performance as the result of the implementation of planned customer service and operational improvement initiatives.

Our manufacturing plants will enjoy higher capacity utilization as we build inventories, particularly in the first half of the year. Despite this increase, however, due to the completion of several efficiency improvement projects, we expect to reduce inventory and show further improvement in our inventory turn performance by the end of 2003. We have experienced improved credit quality in our accounts receivable in 2002 and anticipate that it will continue in 2003. The expected increase in cash needed for capital spending should be offset by the continued focus on working capital efficiency. The Company expects to have sufficient cash flow for all necessary capital and operating needs as well as reduction in debt leverage in the second half of 2003.

This Management's Discussion and Analysis of Financial Condition and Results of Operations contains expectations that are forward-looking statements that involve risks and uncertainties within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those expected as a result of a variety of factors, such as: (i) the volatility of resin pricing, (ii) the ability of the Company to pass through raw material cost increases to its customers, (iii) maintaining a stable level of housing starts, telecommunications infrastructure spending, consumer confidence and general construction trends and (iv) any adverse change in the recovery trend of the country's general economic condition affecting the markets for the Company's products.

Item 7(a). QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The following discussion about the Company's market risk disclosures involves forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. The Company is exposed to market risk related to changes in interest rates and commodity prices for PVC and HDPE resins. The Company does not use derivative financial instruments for speculative or trading purposes.

Almost all of the Company's long-term debt obligations bear interest at a variable rate. In order to mitigate the risk associated with interest rate fluctuations, in the first quarter of 2001, the Company entered into two interest rate swap agreements for a total notional amount of $58.5 million, $44.0 million outstanding at December 28, 2002, and effectively fixed the variable rate debt at 5.41% and 5.48% plus the Company's risk premium of 1.5% to 4.0%. The notional amount is used to calculate the contractual cash flow to be exchanged and does not represent exposure to credit loss.

These risks and others that are detailed in this Form 10-K must be considered by any investor or potential investor in the Company.

THE LAMSON & SESSIONS CO. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Financial Statements:

Report of Independent Auditors 15

Statement of Management's Responsibility 15

Consolidated Statements of Operations for Fiscal Years Ended 2002, 2001, 2000 16

Consolidated Statements of Cash Flows for Fiscal Years Ended 2002, 2001, 2000 17

Consolidated Balance Sheets at December 28, 2002 and December 29, 2001 18

Consolidated Statements of Shareholders' Equity for Fiscal Years Ended 2002, 2001, 2000 20

Notes to Consolidated Financial Statements 21

Financial Statement Schedule:

Schedule II – Valuation and Qualifying Accounts and Reserves 35

Report of Independent Auditors

Board of Directors and Shareholders
The Lamson & Sessions Co.

We have audited the accompanying consolidated balance sheets of The Lamson & Sessions Co. and Subsidiaries as of December 28, 2002 and December 29, 2001, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three fiscal years in the period ended December 28, 2002. Our audits also included the financial statement schedule listed in the Index at Item 15 (a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Lamson & Sessions Co. and Subsidiaries at December 28, 2002 and December 29, 2001, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended December 28, 2002, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note B to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill.

/s/ Ernst & Young LLP

Cleveland, Ohio
January 31, 2003

Statement of Management's Responsibility

We have prepared the financial statements and other financial information contained in this Annual Report.

The management of Lamson & Sessions is primarily responsible for the integrity of this financial information. The financial statements were prepared in accordance with accounting principles generally accepted in the United States and necessarily include certain amounts based on management's reasonable best estimates and judgments, giving due consideration to materiality. Financial information contained elsewhere in this Annual Report is consistent with that contained in the financial statements.

Management is responsible for establishing and maintaining a system of internal control designed to provide reasonable assurance as to the integrity and reliability of financial reporting. The concept of reasonable assurance is based on the recognition that there are inherent limitations in all systems of internal control, and that the cost of such systems should not exceed the benefits to be derived therefrom.

To meet management's responsibility for financial reporting, we have established internal control systems that we believe are adequate to provide reasonable assurance that our assets are protected from loss. These systems produce data used for the preparation of published financial information and provide for appropriate reporting relationships and division of responsibility. All significant systems and controls are reviewed periodically by management in order to ensure compliance and by our independent auditors to support their audit work. It is management's policy to implement a high proportion of recommendations resulting from this review.

The Audit Committee of the Board of Directors, composed solely of outside directors, meets regularly with management and our independent auditors to review accounting, auditing and financial matters. The independent auditors have free access to the Audit Committee, with or without management, to discuss the scope and results of their audits and the adequacy of the system of internal controls.

/s/ John B. Schulze

John B. Schulze
Chairman of the Board, President and Chief Executive Officer

/s/ James J. Abel

James J. Abel
Executive Vice President, Secretary, Treasurer and Chief Financial Officer

/s/ Lori L. Spencer

Lori L. Spencer
Vice President and Controller

THE LAMSON & SESSIONS CO. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands, except per share data)	Fiscal Years 2002	2001	2000
NET SALES	$314,475	$352,672	$348,733
Cost of products sold	252,499	291,272	260,114
GROSS PROFIT	61,976	61,400	88,619
Operating expenses	43,467	52,962	54,132
Net gain	—	(4,550)	—
Restructuring and impairment charge	—	6,805	—
OPERATING INCOME	18,509	6,183	34,487
Interest expense, net	9,583	11,626	4,539
INCOME (LOSS) BEFORE INCOME TAXES AND CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	8,926	(5,443)	29,948
Income tax provision (benefit)	3,900	(1,600)	8,500
INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	5,026	(3,843)	21,448
Cumulative effect of change in accounting principle, net of income tax benefit of $13,750	(46,250)	—	—
NET (LOSS) INCOME	$(41,224)	$ (3,843)	$ 21,448
BASIC (LOSS) EARNINGS PER COMMON SHARE:			
Earnings (loss) before cumulative effect of change in accounting principle	$ 0.36	$ (0.28)	$ 1.58
Cumulative effect of change in accounting principle, net of tax	(3.36)	—	—
NET (LOSS) EARNINGS	$ (2.99)	$ (0.28)	$ 1.58
DILUTED (LOSS) EARNINGS PER COMMON SHARE:			
Earnings (loss) before cumulative effect of change in accounting principle	$ 0.36	$ (0.28)	$ 1.53
Cumulative effect of change in accounting principle, net of tax	(3.36)	—	—
NET (LOSS) EARNINGS	$ (2.99)	$ (0.28)	$ 1.53

See notes to consolidated financial statements.

THE LAMSON & SESSIONS CO. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)	Fiscal Years 2002	2001	2000
OPERATING ACTIVITIES			
Net (loss) income	$(41,224)	$(3,843)	$ 21,448
Adjustments to reconcile net (loss) income to cash provided by operating activities:			
Cumulative effect of change in accounting principle	46,250	—	—
Depreciation	10,074	11,848	9,801
Amortization	1,599	6,171	1,428
Net gains	—	(2,950)	—
Restructuring and impairment charge	—	7,672	—
Deferred income taxes	4,645	(1,934)	6,903
Net change in working capital accounts (excluding effect of acquired businesses):			
Accounts receivable	2,518	14,581	1,574
Inventories	9,853	15,914	(9,531)
Prepaid expenses and other	610	(909)	1,217
Accounts payable	(766)	(6,534)	(9,314)
Accrued expenses and other current liabilities	2,441	(3,768)	11,238
Pension plan contributions	(6,477)	(310)	(317)
Other long-term items	(3,003)	(5,862)	(6,926)
CASH PROVIDED BY OPERATING ACTIVITIES	26,520	30,076	27,521
INVESTING ACTIVITIES			
Net additions to property, plant and equipment	(3,952)	(7,980)	(11,085)
Proceeds from sale of business	—	1,411	—
Acquisitions and related items	(1,000)	(2,987)	(112,839)
CASH USED IN INVESTING ACTIVITIES	(4,952)	(9,556)	(123,924)
FINANCING ACTIVITIES			
Net (payments) borrowings under secured credit agreement	(23,000)	(20,900)	161,387
Retirement of previous credit agreement	—	—	(42,296)
Proceeds from refinancing	4,250	—	—
Payments on long-term borrowings	(1,487)	(1,185)	(25,330)
Exercise of stock options	—	278	1,370
CASH (USED) PROVIDED BY FINANCING ACTIVITIES	(20,237)	(21,807)	95,131
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,331	(1,287)	(1,272)
Cash and cash equivalents at beginning of year	165	1,452	2,724
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 1,496	$ 165	$ 1,452

See notes to consolidated financial statements.

THE LAMSON & SESSIONS CO. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 28, 2002 and December 29, 2001 *(Dollars in thousands)*	2002	2001
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 1,496	$ 165
Accounts receivable, net of allowances of $1,924 and $2,122, respectively	36,686	39,204
Inventories, net		
Finished goods and work-in-process	28,881	36,623
Raw materials	3,349	5,460
	32,230	42,083
Deferred tax assets	9,979	7,650
Prepaid expenses and other	4,373	4,983
TOTAL CURRENT ASSETS	84,764	94,085
PROPERTY, PLANT AND EQUIPMENT		
Land	3,537	3,537
Buildings	24,910	24,775
Machinery and equipment	116,595	116,484
	145,042	144,796
Less allowances for depreciation	93,293	86,925
Total Net Property, Plant and Equipment	51,749	57,871
GOODWILL	21,558	81,666
PENSION ASSETS	30,882	24,071
DEFERRED TAX ASSETS	16,879	7,673
OTHER ASSETS	7,873	8,455
TOTAL ASSETS	$213,705	$273,821

See notes to consolidated financial statements.

THE LAMSON & SESSIONS CO. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 28, 2002 and December 29, 2001 *(Dollars in thousands, except per share data)*	**2002**	**2001**
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 21,209	$ 21,975
Accrued compensation and benefits	11,660	7,311
Other accrued expenses	15,617	17,237
Taxes	3,854	4,274
Current maturities of long-term debt	11,772	12,093
TOTAL CURRENT LIABILITIES	64,112	62,890
LONG-TERM DEBT	84,350	104,266
POST-RETIREMENT BENEFITS AND OTHER LONG-TERM LIABILITIES	29,067	25,441
SHAREHOLDERS' EQUITY		
Common shares, without par value, stated value of $.10 per share, authorized 20,000,000 shares; outstanding, 13,777,608 shares in 2002 and 2001	1,378	1,378
Other capital	75,499	75,499
Retained earnings (deficit)	(34,831)	6,393
Accumulated other comprehensive income (loss)	(5,870)	(2,046)
Total Shareholders' Equity	36,176	81,224
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	$213,705	$273,821

See notes to consolidated financial statements.

THE LAMSON & SESSIONS CO. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Dollars in thousands)				Cumulative Other Comprehensive Income (Loss)			
	Common Shares	Other Capital	Retained Earnings (Deficit)	Interest Rate Swaps	Foreign Currency Translation	Minimum Pension Liability	Total Shareholders' Equity
Balance at January 1, 2000	$1,345	$73,616	$(11,212)	—	$(323)	$ (57)	$ 63,369
Net income	—	—	21,448	—	—	—	21,448
Other comprehensive income:							
Foreign currency translation	—	—	—	—	(207)	—	(207)
Minimum pension liability	—	—	—	—	—	14	14
Total comprehensive income	—	—	—	—	—	—	21,255
Issuance of 244,026 shares under employee benefit plans	24	1,381	—	—	—	—	1,405
Balance at December 30, 2000	$1,369	$74,997	$ 10,236	$ —	$(530)	$ (43)	$ 86,029
Net loss	—	—	(3,843)	—	—	—	(3,843)
Other comprehensive loss:							
Foreign currency translation	—	—	—	—	(61)	—	(61)
Minimum pension liability	—	—	—	—	—	(378)	(378)
Interest rate swaps	—	—	—	(1,034)	—	—	(1,034)
Total comprehensive loss	—	—	—	—	—	—	(5,316)
Issuance of 80,331 shares under employee benefit plans	9	502	—	—	—	—	511
Balance at December 29, 2001	$1,378	$75,499	$ 6,393	$(1,034)	$(591)	$ (421)	$ 81,224
Net loss	—	—	(41,224)	—	—	—	(41,224)
Other comprehensive loss:							
Foreign currency translation	—	—	—	—	(23)	—	(23)
Minimum pension liability, net of $2,100 tax	—	—	—	—	—	(3,285)	(3,285)
Interest rate swaps	—	—	—	(516)	—	—	(516)
Total comprehensive loss	—	—	—	—	—	—	(45,048)
Balance at December 28, 2002	$1,378	$75,499	$(34,831)	$(1,550)	$(614)	$(3,706)	$ 36,176

See notes to consolidated financial statements.

THE LAMSON & SESSIONS CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three fiscal years ended December 28, 2002

NOTE A - ACCOUNTING POLICIES

Fiscal Year: The Company's fiscal year end is the Saturday closest to December 31.

Principles of Consolidation and Presentation: The consolidated financial statements include the accounts of the Company and all domestic and foreign subsidiaries after elimination of intercompany items. Certain 2001 and 2000 items have been reclassified to conform with the 2002 financial statement presentation.

Recent Accounting Standard Changes: During 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 146, *"Accounting for Disposal Obligations."* The Statement is effective for disposal activities initiated after December 31, 2002. The Company will adopt this statement as required, and management does not believe the adoption will have a material effect on the Company's results of operations, financial condition or liquidity.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents: The Company considers all investments with an original maturity of three months or less on their acquisition date to be cash equivalents.

Inventories: Inventories are valued at the lower of first-in, first-out (FIFO) cost or market.

Financial Instruments: The Company's carrying value of its financial instruments approximates fair value.

Property and Depreciation: Property, plant and equipment are recorded at cost. For financial reporting purposes, depreciation and amortization are computed principally by the straight-line method over the estimated useful lives of the assets. Buildings are depreciated over periods up to 31.5 years. Machinery and equipment is depreciated over periods ranging from 3 years to 15 years. Accelerated methods of depreciation are used for federal income tax purposes.

Impairment of Long-Lived Assets: During 2002, the Company has adopted SFAS No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets."* Accordingly, and as prescribed under SFAS No. 121 in the previous year, the Company evaluates the recoverability of long-lived assets and the related estimated remaining lives at each balance sheet date. The Company would record an impairment charge or change in useful life whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, measured using undiscounted cash flows, or the useful life has changed. The adoption had no impact on the Company's results of operations, financial condition or liquidity.

Goodwill: Goodwill represents the cost in excess of fair value of net assets acquired in business combinations accounted for by the purchase method. Goodwill is no longer amortized, but instead is tested for impairment at least annually (see Note B).

Stock Compensation Plans: At December 28, 2002, the Company has two stock-based employee compensation plans, which are described more fully in Note J. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, *"Accounting for Stock Issued to Employees,"* and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. In accordance with SFAS No. 148, *"Accounting for Stock-Based Compensation – Transition and Disclosure,"* the following table illustrates the effect on net income and earnings per share if the Company had

NOTE A – ACCOUNTING POLICIES – Continued

applied the fair value recognition provisions of FASB Statement No. 123, *"Accounting for Stock-Based Compensation,"* to stock-based employee compensation.

(Dollars in thousands, except per share data)		Fiscal Years 2002	2001	2000
Net income	As reported	$(41,224)	$(3,843)	$21,448
	Pro forma	(41,985)	(4,507)	20,941
Basic earnings per share	As reported	$ (2.99)	$ (0.28)	$ 1.58
	Pro forma	(3.05)	(0.33)	1.54
Diluted earnings per share	As reported	$ (2.99)	$ (0.28)	$ 1.53
	Pro forma	(3.05)	(0.33)	1.50

For pro forma calculations, the fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants:

	2002	2001	2000
Expected volatility	56.8%	57.2%	52.2%
Risk-free interest rates	4.56%	4.87%	6.05%
Average expected life	5 years	5 years	5 years

Income Taxes: The Company accounts for income taxes using the provisions of SFAS No. 109, *"Accounting for Income Taxes."* Investment tax credits are recorded using the flow-through method.

Revenue Recognition: Revenues are derived from sales to unaffiliated customers and are recognized when products are shipped and title has transferred.

Shipping and Handling Costs: All shipping and handling costs are included in the cost of products sold in the Consolidated Statements of Operations.

Research and Development Costs: Research and Development (R&D) costs consist of Company-sponsored activities to develop new value-added products. R&D costs are expensed as incurred and expenditures were $2.2 million, $2.8 million and $3.3 million in 2002, 2001 and 2000, respectively. R&D costs are included in operating expenses in the Consolidated Statements of Operations.

Advertising Costs: Advertising costs are expensed as incurred and totaled $2.8 million in 2002 and $3.0 million per year in 2001 and 2000.

NOTE B – GOODWILL AND INTANGIBLE ASSETS

The Company adopted SFAS No. 142, *"Goodwill and Other Intangible Assets,"* on December 30, 2001. Goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to impairment tests at least annually. Other intangible assets continue to be amortized over their useful lives.

Pursuant to the adoption of this Standard, Lamson completed a transitional impairment review for goodwill during the second quarter of 2002 for each of its reporting units. It was determined that the carrying value of the telecom reporting unit (component of the Carlon business segment) exceeded its estimated fair value as determined by utilizing various valuation techniques including discounted cash flows. Given the indication of a potential impairment, the Company completed the assessment of the implied fair value of the goodwill for the telecom reporting unit, which resulted in an impairment loss of $60.0 million ($46.3 million after tax). This transitional impairment loss was recognized as a cumulative effect of a change in accounting principle as of the beginning of fiscal 2002. The transitional impairment loss is a one-time, non-cash charge. The annual evaluation of goodwill was completed as of the first day of the fourth quarter with no additional valuation adjustment required. No reclassifications were required between intangible assets and goodwill pursuant to the adoption of

NOTE B – GOODWILL AND INTANGIBLE ASSETS – Continued

this Standard. Of the $21.6 million of goodwill remaining on the balance sheet approximately $20.1 million relates to the telecom reporting unit in the Carlon business segment and the remainder is included in the Lamson Home Products business segment.

Prior to the adoption of SFAS No. 142 in fiscal 2002, amortization expense was recorded for goodwill. For comparison purposes, supplemental net income and earnings per common share for the year ended 2001 are provided as follows:

(Dollars in thousands, except per share amounts)	Fiscal Years 2001	2000
Net (loss) income as previously reported	$(3,843)	$21,448
Goodwill amortization, net of tax	3,646	971
Net (loss) income, excluding goodwill amortization	$ (197)	$22,419
(Loss) earnings per common share, excluding goodwill amortization		
Basic	$ (0.01)	$ 1.65
Diluted	$ (0.01)	$ 1.60

The Company's other intangible assets and related accumulated amortization is as follows:

(Dollars in thousands)	Non-Compete Agreements	Patents	Total
December 28, 2002			
Gross	$ 6,500	$ 2,150	$ 8,650
Accumulated amortization	(2,952)	(1,087)	(4,039)
Net value	$ 3,548	$ 1,063	$ 4,611
December 29, 2001			
Gross	$ 6,500	$ 2,150	$ 8,650
Accumulated amortization	(1,652)	(788)	(2,440)
Net value	$ 4,848	$ 1,362	$ 6,210

All non-compete agreements are included in the Carlon business segment and all patents are included in the Lamson Home Products business segment. Based on the current amount of intangible assets subject to amortization, the estimated amortization expense for each of the four succeeding years will be $1.6 million, $1.6 million, $1.2 million and $0.2 million for 2003 through 2006, respectively.

NOTE C – ACQUISITIONS

On September 22, 2000 and December 15, 2000, the Company acquired Pyramid Industries, Inc. ("Pyramid") for $45.4 million and Ameriduct Worldwide, Inc. ("Ameriduct") for $63.8 million plus assumed debt of $3.9 million plus transaction costs. In addition, pursuant to terms of non-competition agreements, Lamson will pay three former Pyramid shareholders $6.5 million over a five-year period, including $1.5 million, which was paid at closing. The acquisitions were funded through the Company's secured credit agreement. Both Pyramid and Ameriduct are leading manufacturers of HDPE conduit used in building telecommunications and utility infrastructure.

The acquisitions have been accounted for by the purchase method and, accordingly, the operating results have been included in the Company's consolidated financial statements and the Carlon business segment since the respective dates of acquisition. The assets acquired and liabilities assumed were recorded at estimated fair values.

NOTE C – ACQUISITIONS – Continued

For financial statement purposes, the non-compete agreements are being amortized over their five-year term, while goodwill was amortized in 2000 and 2001 over 20 years. Goodwill for the telecom reporting unit was evaluated for impairment according to SFAS No. 142 and written down to $20.1 million as of the beginning of fiscal 2002 (see Note B).

(Dollars in thousands)	
Estimated fair values	
Assets acquired	$ 48,381
Liabilities assumed	(22,845)
Goodwill	85,273
Purchase price paid	110,809
Less cash acquired	(128)
Net cash paid	$110,681

NOTE D – LONG-TERM DEBT AND COMMITMENTS

Long-term debt consists of the following:

	Fiscal Years	
(Dollars in thousands)	2002	2001
Secured Credit Agreement:		
Term	$28,800	$ 43,500
Revolver	53,200	61,500
	82,000	105,000
Industrial Revenue Bonds	9,855	10,510
Other	4,267	849
	96,122	116,359
Less amounts classified as current	11,772	12,093
	$84,350	$104,266

In August 2000, the Company completed the refinancing of its previously secured credit agreement by entering into a new five-year, $125 million revolving credit agreement with a consortium of banks led by Harris Trust of Chicago. In December 2000, in conjunction with the acquisition of Ameriduct, the agreement was amended and increased to a $194 million facility, consisting of $48.5 million in term debt and $145.5 million in a revolver. As of March 27, 2002 the agreement was amended reducing the credit commitments of the lenders to an aggregate $150 million of which $110 million represents a revolving credit facility with the remainder representing term debt. In addition, this amendment provided for a 1% term loan fee and an increase of 1% in the term loan interest rate if the term loan was not paid in full by September 30, 2002. Since the term loan was not paid off, the increase in interest rate and additional fee were realized. The term portion of this agreement requires principal payments of $2 million on March 31 and June 30 and $3.5 million on September 30 and December 31 of each year with a balloon payment in August 2005. This agreement is secured by substantially all of the Company's assets. Interest on the revolver portion of the facility is at LIBOR plus 1.5% to 4.0% and 2.5% to 5.0% for the term portion. The specific rate is determined based on the ratio of indebtedness to adjusted earnings before interest, taxes, depreciation and amortization and is calculated quarterly. The rate at December 28, 2002 is 7.03%. In addition to amounts borrowed, letters of credit related to Industrial Revenue Bond financings and other contractual obligations total approximately $14.9 million under the agreement. Total availability at December 28, 2002 under

NOTE D – LONG-TERM DEBT AND COMMITMENTS – Continued

the secured credit agreement approximates $30 million. The Company's credit agreement contains various restrictive covenants pertaining to maintenance of net worth, certain financial ratios and prohibits stock repurchases and dividend payments.

The Company's Industrial Revenue Bond financings include several issues due in annual installments from 2000 through 2023 with interest at variable rates. The weighted average rate for these bonds at December 28, 2002 was 1.58%.

In the fourth quarter 2002 the Company refinanced the mortgage on the Company's headquarters. The net proceeds of $3.7 million were used to pay down the term debt. The current mortgage is payable in equal monthly installments of $24 thousand through 2012 with interest at Prime Rate plus .25% (4.5% at December 28, 2002).

The aggregate minimum combined maturities of long-term debt for the year 2004 through 2007 are approximately $11,757,000, $60,854,000, $771,000 and $877,000, respectively, with $10,091,000 due thereafter.

Interest paid was $8,752,000, $9,573,000 and $4,026,000 in 2002, 2001 and 2000, respectively.

Rental expense was $5,777,000, $6,268,000 and $5,861,000 in 2002, 2001 and 2000, respectively. Aggregate future minimum payments related to non-cancelable operating leases with initial or remaining terms of one year or more for the years 2003 through 2007 are approximately $3,713,000, $3,297,000, $2,105,000, $845,000 and $201,000, respectively, with $66,000 due thereafter.

NOTE E – DERIVATIVES AND HEDGING

Effective as of the beginning of fiscal 2001, the Company adopted SFAS No. 133, *"Accounting for Derivative Instruments and Hedging Activities"* which was issued in June 1998 by the FASB, as amended by SFAS No. 137, *"Accounting for Derivative Instruments and Hedging Activities – Deferral of Effective Date of SFAS No. 133"* and SFAS No. 138, *"Accounting for Certain Derivative Instruments and Certain Hedging Activities."*

As a result of the adoption of SFAS No. 133, the Company is required to recognize all derivative financial instruments as either assets or liabilities at fair value. Derivative instruments that are not hedges must be adjusted to fair value through net income. Under the provisions of SFAS No. 133, changes in the fair value of derivative instruments that are classified as fair value hedges are offset against changes in the fair value of the hedged assets, liabilities, or firm commitments through net income. Changes in the fair value of derivative instruments that are classified as cash flow hedges are recognized in other comprehensive income until such time as the hedged items are recognized in net income.

The adoption of SFAS No. 133 did not result in any transition adjustment as the Company had no derivative instruments outstanding at December 31, 2000. During the first quarter of 2001, the Company entered into two interest rate swap agreements for a total notional amount of $58.5 million, $44.0 million outstanding at December 28, 2002, which effectively fixes interest rates on its variable rate debt at 5.41% and 5.48%, plus the Company's risk premium of 1.5% to 4.0%, respectively. These transactions are considered cash flow hedges and, therefore, the fair market value at the end of 2002 of a $1,550,000 (net of $991,000 in tax) loss has been recognized in other comprehensive income (loss). There is no ineffectiveness on the cash flow hedges, therefore, all changes in the fair value of these derivatives are recorded in equity and not included in the current period's income statement. Approximately $1,645,000 loss on the fair value of the hedges is classified in current accrued liabilities, with the remaining $896,000 loss classified as a long-term liability.

The Company has no derivative instruments that are classified as fair value hedges.

NOTE F – PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS

The Company sponsors several qualified and nonqualified pension plans and other post-retirement benefit plans for its current and former employees. The following table provides a reconciliation of the changes in the benefit

NOTE F – PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS – Continued

obligations and fair value of plan assets over each of the two years in the period ended December 28, 2002 and December 29, 2001, respectively, and a statement of the funded status at both years' end:

(Dollars in thousands)	Pension Benefits 2002	Pension Benefits 2001	Other Benefits 2002	Other Benefits 2001
Change in Benefit Obligation				
Obligation at beginning of year	$75,817	$73,799	$ 12,732	$ 13,094
Service cost	1,104	1,054	15	14
Interest cost	5,219	5,280	851	911
Plan participants' contribution	—	—	107	98
Plan amendment	—	223	—	—
Actuarial loss	1,994	2,077	1,964	695
Benefits paid	(6,630)	(6,616)	(2,181)	(2,080)
Obligation at end of year	$77,504	$75,817	$ 13,488	$ 12,732

(Dollars in thousands)	Pension Benefits 2002	Pension Benefits 2001	Other Benefits 2002	Other Benefits 2001
Change in Plan Assets				
Fair value of plan assets at beginning of year	$ 72,511	$89,975	$ —	$ —
Actual return on plan assets	(9,481)	(11,158)	—	—
Employer contributions	6,477	310	2,074	1,982
Plan participants' contributions	—	—	107	98
Benefits paid	(6,630)	(6,616)	(2,181)	(2,080)
Fair value of plan assets at end of year	$ 62,877	$72,511	$ —	$ —

Plan assets include 860,856 shares of the Company's common stock with a fair market value at December 28, 2002 of $2.7 million and $4.5 million at December 29, 2001.

(Dollars in thousands)	Pension Benefits 2002	Pension Benefits 2001	Other Benefits 2002	Other Benefits 2001
Funded Status				
Fund status at end of year	$(14,627)	$ (3,306)	$(13,488)	$(12,732)
Unrecognized actuarial loss (gain)	40,751	23,702	728	(1,425)
Unrecognized transition (asset)	(1,076)	(1,164)	—	—
Unrecognized prior service cost (gain)	408	448	(2,038)	(2,236)
Net amount recognized at end of year	$ 25,456	$19,680	$(14,798)	$(16,393)

The pension benefits table above provides information relating to the funded status of all defined benefit pension plans on an aggregated basis. The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $28.1 million, $25.0 million and $13.4 million, respectively, as of December 28, 2002 and $5.3 million, $4.9 million and $0, respectively, as of December 29, 2001.

NOTE F – PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS – Continued

The following table provides the amounts recognized in the consolidated balance sheets for both years:

(Dollars in thousands)	Pension Benefits 2002	Pension Benefits 2001	Other Benefits 2002	Other Benefits 2001
Prepaid benefit cost	$ 30,881	$24,071	$ —	$ —
Accrued benefit liability	(11,685)	(5,081)	(14,798)	(16,393)
Intangible asset	184	—	—	—
Accumulated other comprehensive income	6,076	690	—	—
	$ 25,456	$19,680	$(14,798)	$(16,393)

The assumptions used in the measurement of the Company's benefit obligations at December 28, 2002 and December 29, 2001 were:

	Pension Benefits 2002	Pension Benefits 2001	Other Benefits 2002	Other Benefits 2001
Discount rate	6.8%	7.2%	6.75%	7.25%
Expected return on plan assets	9.0%	9.5%	—	—
Rate of salary increase	4.0%	5.0%	—	—

For measurement purposes, a 12.0% average health care cost trend rate was used for 2003 (8.5% in 2002). The rate is assumed to decline gradually each year to an ultimate rate of 5.0% in 2009 and thereafter. A 1.0% change in assumed health care cost trend rates would have the following effects:

(Dollars in thousands)	1% Increase	1% Decrease
Net periodic benefit cost	$ 59	$ (53)
Accumulated post-retirement benefit obligation	$879	$(791)

The components of net periodic benefit cost (income) are as follows:

(Dollars in thousands)	Pension Benefits 2002	Pension Benefits 2001	Pension Benefits 2000	Other Benefits 2002	Other Benefits 2001	Other Benefits 2000
Service cost	$ 1,104	$ 1,054	$ 886	$ 15	$ 14	$ 13
Interest cost	5,219	5,280	5,300	851	911	980
Expected return on assets	(6,593)	(8,241)	(8,111)	—	—	—
Net amortization and deferral	971	(72)	(93)	(387)	(420)	(394)
Defined contribution plans	987	965	1,147	—	—	—
	$ 1,688	$(1,014)	$ (871)	$ 479	$ 505	$ 599

In addition to the defined benefit plans described above, the Company also sponsors a defined contribution plan, which covers substantially all full-time associates. The Company's matching contribution is a minimum of 50.0% of voluntary employee contributions of up to 6.0% of wages.

The Company remains contingently liable for certain post-retirement benefits of a business previously sold. No liability has been accrued as the Company's liability is not probable or cannot be reasonably estimated. This contingency expires in 2008, twenty years after the sale of the related business.

NOTE G – LITIGATION

On September 23, 1999, the Company announced that a United States District Court jury in the Northern District of Illinois found that the Company willfully infringed on a patent held by Intermatic Incorporated ("Intermatic") of Spring Grove, Illinois, relating to the design of an in-use weatherproof electrical outlet cover, and awarded

NOTE G – LITIGATION – Continued

Intermatic $12.5 million in damages plus pre-judgment interest of approximately $1.5 million. The Company pursued a vigorous appeal and on December 17, 2001 the United States Court of Appeals ruled that, as a matter of law, Lamson & Sessions' products did not infringe Intermatic's patent and that the Company has no liability to Intermatic. The trial jury's earlier verdict in favor of Intermatic in the amount of $12.5 million, plus pre-judgment and post-judgment interest estimated to be in excess of $3 million, was reversed. Intermatic filed for a rehearing of the ruling to the Court of Appeals en banc, which was denied. Intermatic then filed a petition for certiorari with the United States Supreme Court. The United States Supreme Court has reversed the decision of the Court of Appeals and remanded the case back to it. The Court of Appeals has requested additional briefs be submitted by February 21, 2003.

During the first quarter of 2001, the Company settled its litigation against PW Eagle and received a payment of $2.05 million, representing a partial recovery of costs incurred in current and previous quarters, arising out of the failed sale of the PVC Pipe segment in 1999 and resulted in a net gain of $1.6 million in 2001.

The Company is also a party to various other claims and matters of litigation incidental to the normal course of its business. Management believes that the final resolution of these matters will not have a material adverse effect on the Company's financial position, cash flows or results of operations.

NOTE H – ENVIRONMENTAL

The Company believes that its current operations and its use of property, plant and equipment conform in all material respects to applicable environmental laws and regulations presently in effect. The Company has facilities at numerous geographic locations, which are subject to a range of federal, state and local environmental laws and regulations. Compliance with these laws has, and will, require expenditures on a continuing basis.

During 1999, the Company reached a settlement on litigation involving environmental matters at a property sold by the Company in 1981 whereby the Company agreed to incur costs of certain remediation activities, which will occur over the next nine years. Management's current estimate of the costs are accrued primarily in other long-term liabilities.

NOTE I – COMMON, PREFERRED, PREFERENCE STOCK

The Company has authorized 1,200,000 and 3,000,000 shares of Serial Preferred and Preference Stock, respectively, none of which is issued or outstanding at December 28, 2002 or December 29, 2001. The Company has reserved for issuance 200,000 shares of Cumulative Redeemable Serial Preference Stock, Series II, without par value ("Series II Preference Stock"), which relates to the Rights Agreement, dated as of September 8, 1998, between the Company and National City Bank (the "Rights Agreement").

Under the Company's Rights Agreement, each shareholder has the right to purchase from the Company one one-hundredth of a share of the Series II Preference Stock, subject to adjustment, upon payment of an exercise price of $44.75. The Rights will become exercisable only after a person or group acquires beneficial ownership of or commences a tender or exchange offer for 15.0% or more of the Company's Common Shares. Rights held by persons who exceed that threshold will be void. In the event that a person or group acquires beneficial ownership of 15.0% or more of the Company's Common Shares, or a 15.0% shareholder merges into or with the Company or engages in one of a number of self-dealing transactions, each Right would entitle its holder to purchase a number of the Company's Common Shares (or, in certain cases, common stock of an acquirer) having a market value of twice the Right's exercise price. The Company's Board of Directors may, at its option, redeem all Rights for $0.01 per Right, generally at any time prior to the Rights becoming exercisable. The Rights will expire on September 20, 2008, unless earlier redeemed, exchanged or amended by the Board of Directors.

NOTE J — STOCK COMPENSATION PLANS

Under the 1994 Nonemployee Directors Stock Option Plan, the Company is authorized to issue 160,000 common shares in non-qualified stock options. The stock options become exercisable one year after date of grant and expire at the end of ten years. At December 28, 2002, a total of 53,000 shares were available for future grant of stock options under this Plan.

On May 5, 1998, the Company's 1988 Incentive Equity Performance Plan expired. At December 28, 2002, there were options outstanding under the Plan representing 939,950 shares of the Company's Common Stock. The options outstanding under the Plan may be exercised, pursuant to the terms of the stock option agreements, through April 20, 2008.

Under the 1998 Incentive Equity Plan, the Company is authorized to issue 1,950,000 incentive stock options (ISOs), non-qualified stock options, stock appreciation rights (SARs) and restricted or deferred stock. Stock options generally become exercisable, in part, one year after date of grant and expire at the end of ten years. At December 28, 2002, under this Plan, a total of 570,105 shares were available for future grant.

A summary of the status of the Company's three stock compensation plans as of December 28, 2002, December 29, 2001 and December 30, 2000, and changes during the respective years then ended, is presented below:

	2002		2001		2000	
(Shares in thousands)	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	2,032	$7.20	1,874	$6.69	1,712	$6.34
Granted	416	4.17	370	9.77	454	7.60
Exercised	—	—	(128)	5.25	(243)	5.97
Forfeited	(89)	6.67	(84)	10.19	(49)	6.39
Outstanding at end of year	2,359	$6.68	2,032	$7.20	1,874	$6.69
Options exercisable at year-end	1,694	$6.92	1,410	$6.68	1,197	$6.58
Weighted-average fair value of options granted during the year		$2.21		$5.28		$4.01

The following table summarizes information about options outstanding at December 28, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Shares at 12/28/02	Weighted-Average Remaining Contractual Life (Yrs)	Weighted-Average Exercise Price	Shares at 12/28/02	Weighted-Average Exercise Price
$ 0-5	645,275	7.80	$ 4.46	264,250	$ 4.97
5-10	1,680,075	4.80	7.41	1,402,494	7.18
10-15	23,500	5.85	10.65	20,833	10.57
15-20	10,000	7.58	17.94	6,667	17.94

The Company has deferred compensation plans that provide both certain executive officers and directors of the Company with the opportunity to defer receipt of bonus compensation and director fees, respectively. The Company funds these deferred compensation liabilities by making contributions to the Rabbi Trusts which invest

NOTE J – STOCK COMPENSATION PLANS – Continued

exclusively in the Company's common shares. In accordance with Emerging Issues Task Force (EITF) 97-14 *"Accounting for Deferred Compensation Arrangements Where Amounts Earned Are Held in a Rabbi Trust and Invested,"* both the trust assets and the related obligation are recorded in equity at cost and offset each other.

NOTE K – EARNINGS PER SHARE CALCULATION

The following table sets forth the computation of basic and diluted earnings per share:

	Fiscal Years		
(Dollars and shares in thousands, except per share data)	2002	2001	2000
Basic Earnings Per Share Computation			
Net (Loss) Income	$(41,224)	$(3,843)	$21,448
Average Common Shares Outstanding	13,778	13,757	13,570
Basic (Loss) Earnings Per Share	$ (2.99)	$ (0.28)	$ 1.58
Diluted Earnings Per Share Computation			
Net (Loss) Income	$(41,224)	$(3,843)	$21,448
Basic Shares Outstanding	13,778	13,757	13,570
Stock Options Calculated Under the Treasury Stock Method	—	—	419
Total Shares	13,778	13,757	13,989
Diluted (Loss) Earnings Per Share	$ (2.99)	$ (0.28)	$ 1.53

NOTE L – INCOME TAXES

Components of income tax provision (benefit) reflected in the consolidated statements of income are as follows:

	Fiscal Years		
(Dollars in thousands)	2002	2001	2000
Current:			
Federal	$ 70	$ (53)	$ 983
State and local	34	164	614
	104	111	1,597
Deferred:			
Federal	3,561	(1,379)	6,156
State and local	235	(332)	747
	3,796	(1,711)	6,903
Total	$3,900	$(1,600)	$8,500

NOTE L – INCOME TAXES – Continued

The components of deferred taxes included in the balance sheets as of December 28, 2002 and December 29, 2001 are as follows:

(Dollars in thousands)	Fiscal Years 2002	Fiscal Years 2001
Deferred tax assets:		
Net operating loss carryforwards (Federal & State)	$12,031	$10,094
Goodwill	12,164	—
Other accruals, credits and reserves	8,329	8,499
General business and alternative minimum tax credits	2,163	3,078
Post-retirement benefits other than pensions	5,179	5,738
Total deferred assets	39,866	27,409
Less valuation allowance	(370)	—
Total deferred assets	39,496	27,409
Deferred tax liabilities:		
Tax in excess of book depreciation	5,861	5,437
Pensions	6,777	6,649
Total deferred tax liabilities	12,638	12,086
Total net deferred tax assets	$26,858	$15,323

During 2002 the Company established a valuation allowance of $370,000 against available general business credits based upon projected earnings and the availability to use these credits. The Company has available federal net operating loss carryforwards totaling approximately $32.6 million, which expire in the years 2008 to 2022. The Company also has available general business tax credit carryforwards of $1.4 million, which expire through 2018 and alternative minimum tax credit carryforwards of approximately $0.9 million, which may be carried forward indefinitely.

The provision for income taxes is different than the amount computed using the applicable statutory federal income tax rate with the differences summarized below:

(Dollars in thousands)	Fiscal Years 2002	Fiscal Years 2001	Fiscal Years 2000
Tax expense at statutory rates	$3,124	$(1,905)	$10,482
Adjustment due to:			
Change in valuation allowance	370	—	(2,600)
State and local income taxes	22	(225)	1,146
Non-deductible goodwill	—	734	268
Other	384	(204)	(796)
	$3,900	$(1,600)	$ 8,500

In 2002 the Company received an income tax refund of $1,385,000. Income taxes paid in 2001 and 2000 were $1,256,000 and $904,000, respectively.

NOTE M – BUSINESS SEGMENTS

The Company's reportable segments are as follows:

Carlon – Industrial, Residential, Commercial, Telecommunications and Utility Construction: The major customers served are electrical contractors and distributors, original equipment manufacturers, electric power utilities, cable television (CATV), telephone and telecommunications companies. The principal products sold by this segment include electrical and telecommunications raceway systems and a broad line of nonmetallic enclosures, electrical outlet boxes and fittings. Examples of the applications for the products included in this segment are multi-cell duct systems and HDPE conduit designed to protect underground fiber optic cables, allowing future cabling expansion and flexible conduit used inside buildings to protect communications cable.

Lamson Home Products – Consumer: The major customers served are home centers and mass merchandisers for the "do-it-yourself" home improvement market. The products included in this segment are electrical outlet boxes, liquidtight conduit, electrical fittings, door chimes and lighting controls.

PVC Pipe: This business segment primarily supplies electrical, power and communications conduit to the electrical distribution, telecommunications, consumer and power utility markets. The electrical and telecommunications conduit is made from PVC resin and is used to protect wire or fiber optic cables supporting the infrastructure of power or telecommunications systems.

(Dollars in thousands)	2002	2001	2000
Net Sales			
Carlon	$149,037	$188,161	$142,979
Lamson Home Products	71,486	62,128	63,351
PVC Pipe	93,952	102,383	142,403
	$314,475	$352,672	$348,733
Operating Income (Loss)			
Carlon	$ 14,395	$ 14,585	$ 21,687
Lamson Home Products	10,324	3,724	1,856
PVC Pipe	(784)	(11,220)	20,224
Corporate Office	(5,426)	(906)	(9,280)
	$ 18,509	$ 6,183	$ 34,487
Depreciation and Amortization			
Carlon	$ 7,507	$ 12,080	$ 5,187
Lamson Home Products	1,954	2,508	2,520
PVC Pipe	2,212	3,431	3,522
	$ 11,673	$ 18,019	$ 11,229
Identifiable Assets			
Carlon	$ 83,750	$153,194	$184,527
Lamson Home Products	27,222	28,157	31,720
PVC Pipe	35,862	45,684	61,449
Corporate Office (includes deferred tax and pension assets)	66,871	46,786	42,597
	$213,705	$273,821	$320,293

Operating income in 2002 in the Carlon and Lamson Home Products business segments exclude the amortization of goodwill whereas 2001 and 2000 operating income includes the amortization of goodwill (see Note B).

NOTE M – BUSINESS SEGMENTS – Continued

The reduction in Carlon identifiable assets includes the write-off of $60.0 million in goodwill (see Note B) while the Corporate Office assets increased by the related $13.7 million of deferred tax assets.

Substantially all sales are made within North America. Net sales to a single customer within the Carlon and PVC Pipe segments totaled approximately 15.0% in 2002, 14.0% in 2001 and 17.0% in 2000 of consolidated net sales. Net sales to a single customer within the Lamson Home Products segment totaled approximately 10.0% of consolidated net sales in 2002.

(Dollars in thousands)	2001 Operating Income (Loss)	Net Charge (Gain)	2001 Operating Income (Loss) Excluding Net Charge (Gains)
Carlon	$ 14,585	$ 3,762	$ 18,347
Lamson Home Products	3,724	1,149	4,873
PVC Pipe	(11,220)	661	(10,559)
Corporate Office	(906)	(2,400)	(3,306)
	$ 6,183	$ 3,172	$ 9,355

The above schedule shows the operating results by segment excluding the restructuring and impairment charge of $7.7 million and net gains of $4.6 million recorded in 2001.

NOTE N – RESTRUCTURING, IMPAIRMENT CHARGE AND NET GAINS

Due to the dramatic downturn in the economy in 2001, especially in the telecommunications infrastructure market, the Company evaluated all of the Company's facilities and equipment to reduce excess capacity by eliminating or consolidating assets to more efficiently service its markets and lower its fixed cost base. As a result of this evaluation the Company recognized a $7.7 million restructuring and impairment charge in the fourth quarter of 2001. Included in this charge is approximately $3.5 million related to the elimination of approximately 15.0% of the Company's HDPE capacity through disposal of several excess extrusion lines. The Company had also approved the shutdown and sale of one of its facilities. The facility (asset held for sale at December 29, 2001) written down by $1.7 million (included in the $3.5 million charge) to its estimated fair value. In addition, several underperforming product lines in the Carlon and PVC Pipe segments were eliminated during the fourth quarter of 2001 resulting in a $2.9 million charge. Approximately $0.9 million of this charge is for obsolete inventory which is included in cost of products sold while the remainder is primarily the write-off and disposal of related manufacturing assets. Also included in the charge is $0.9 million for the write-off of corporate fixed assets that are obsolete. Finally, the Company reduced its salary workforce by approximately 17.0% in 2001 of which approximately 10.0% occurred in the fourth quarter resulting in a $0.4 million charge, representing severance payments which were paid in the first half of 2002.

The Company recognized net gains of $4.6 million in 2001 relating to the resolution of litigation ($1.6 million), changes in accounting estimates for legal and environmental liabilities ($2.3 million) and the sale of a non-strategic business ($0.7 million).

Due to deteriorating real estate market conditions, as of December 28, 2002, the Company continues to carry one of its facilities as an asset held for disposal. Management believes this property will be sold within the next year. The asset had been written down in 2001 to its estimated fair value with no adjustment deemed necessary in 2002.

NOTE O – SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

(Dollars in thousands, except per share data)

					Basic Earnings (Loss) Per Common Share		Diluted Earnings (Loss) Per Common Share		Closing Market Price Per Share	
	Net Sales	Gross Profit	Income (Loss) Before Effect of Accounting Change	Net Income (Loss)	Income (Loss) Before Effect of Accounting Change	Net Income (Loss)	Income (Loss) Before Effect of Accounting Change	Net Income (Loss)	High	Low
Fiscal 2002:										
First quarter	$ 68,083	$11,479	$ (756)	$(47,006)	$(0.05)	$(3.41)	$(0.05)	$(3.41)	$ 6.00	$4.00
Second quarter	89,198	19,499	2,408	2,408	0.17	0.17	0.17	0.17	6.00	3.85
Third quarter	82,381	18,226	2,594	2,594	0.19	0.19	0.19	0.19	4.05	2.75
Fourth quarter	74,813	12,772	780	780	0.06	0.06	0.06	0.06	3.70	2.50
Total	$314,475	$61,976	$ 5,026	$(41,224)	$ 0.36*	$(2.99)	$ 0.36*	$(2.99)		
Fiscal 2001:										
First quarter	$ 88,641	$16,336	$ 696	$ 696	$ 0.05	$ 0.05	0.05	$ 0.05	$12.13	$7.32
Second quarter	96,751	17,679	701	701	0.05	0.05	0.05	0.05	12.10	6.64
Third quarter	90,554	13,602	(1,921)	(1,921)	(0.14)	(0.14)	(0.14)	(0.14)	8.45	4.00
Fourth quarter	76,726	13,783	(3,319)	(3,319)	(0.24)	(0.24)	(0.24)	(0.24	5.24	3.31
Total	$352,672	$61,400	$(3,843)	$ (3,843)	$(0.28)	$(0.28)	$(0.28)	$(0.28)		

Fiscal 2002 first quarter net income (loss) and basic and diluted earnings (loss) per common share were adjusted from previously reported results to reflect the cumulative effect of the change in accounting for goodwill effective the first day of fiscal 2002 (see Note B).

Included in the results of each quarter in 2001 is approximately $900 in goodwill amortization net of tax ($0.07 per share), which was discontinued in 2002 with the adoption of SFAS No. 142.

* Earnings per share were computed on a stand-alone quarterly basis for each respective quarter. Therefore, the sum of the Basic and Diluted Earnings Per Common Share Before Effect of Accounting Change in 2002 do not equal the year's total due to rounding.

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

(Dollars in thousands)

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions and Other	Balance at End of Period
Year Ended December 28, 2002				
Allowances deducted from assets:				
Trade receivable allowances	$2,122	$ 676	$ 874 (A)	$ 1,924
Inventory obsolescence reserve	1,754	782	1,789 (B)	747
Other current and long-term assets	989	—	523 (D)	466
Accounts and loss reserves included in current and long-term liabilities	5,374	—	412 (C)	4,962
Year Ended December 29, 2001				
Allowances deducted from assets:				
Trade receivable allowances	$2,394	$ 422	$ 694 (A)	$ 2,122
Inventory obsolescence reserve	1,039	2,043	1,328 (B)	1,754
Other current and long-term assets	800	492	303	989
Accounts and loss reserves included in current and long-term liabilities	3,968	1,750	344 (C)	5,374
Year Ended December 30, 2000				
Allowances deducted from assets:				
Trade receivable allowances	$2,078	$ 817	$ 501 (A)	$ 2,394
Inventory obsolescence reserve	1,030	1,396	1,387 (B)	1,039
Other current and long-term assets	450		(350)	800
Accounts and loss reserves included in current and long-term liabilities	3,680	500	212 (C)	3,968

Note A – Principally write-off of uncollectible accounts and disputed items, net of recoveries.

Note B – Principally the disposal of obsolete inventory.

Note C – Principally payments on contractual obligations for previously-owned businesses.

Note D – Principally the disposal of fixed assets.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

PART III

Item 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

(a) Directors

The information set forth under the caption "Election of Directors" in the Company's definitive Proxy Statement for its Annual Meeting of Shareholders to be held April 30, 2003 is hereby incorporated by reference.

(b) Executive Officers — See Part I.

(c) Compliance with Section 16(a) of the Exchange Act.

The information set forth under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's definitive Proxy Statement for its Annual Meeting of Shareholders to be held April 30, 2003 is hereby incorporated by reference.

Item 11. EXECUTIVE COMPENSATION

The information set forth under the caption "Executive Compensation" in the Company's definitive Proxy Statement for its Annual Meeting of Shareholders to be held April 30, 2003 is hereby incorporated by reference.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information set forth under the captions "Ownership of the Company's Common Shares," "Election of Directors" and "Security Ownership of Management" in the Company's definitive Proxy Statement for its Annual Meeting of Shareholders to be held April 30, 2003 is hereby incorporated by reference.

The table below sets forth certain information regarding the following equity compensation plans of the Company as of December 28, 2002: 1988 Incentive Equity Performance Plan (As Amended as of October 19, 2000) (the "1988 Plan"), 1998 Incentive Equity Plan (As Amended and Restated as of April 27, 2001) (the "1998 Plan"), Nonemployee Directors Stock Option Plan (As Amended and Restated as of July 19, 2001) (the "Directors Option Plan"), Deferred Compensation Plan for Nonemployee Directors (As Amended and Restated as of October 18, 2001) (the "Directors Deferred Plan") and Deferred Compensation Plan for Executive Officers (As Amended and Restated as of October 18, 2001) (the "Executive Officers Deferred Plan"). All of those plans have been approved by shareholders, except the Directors Deferred Plan and the Executive Officers Deferred Plan.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	2,358,850	$6.68	623,105(1)
Equity compensation plans not approved by security holders	0	N/A	(2)
Total	2,358,850	$6.68	623,105

(1) Includes 570,105 Common Shares remaining available under the 1998 Plan, which authorizes the Governance, Nominating and Compensation Committee to make awards of Option Rights, Appreciation Rights, Restricted Shares, Deferred Shares, Performance Shares and Performance Units; and 53,000 Common Shares remaining available under the Directors Option Plan, which provides for annual awards of stock options.

(2) The Directors Deferred Plan and the Executive Officers Deferred Plan provide for the issuance of Common Shares, but do not provide for a specific amount available under the plans. Descriptions of those plans are set forth below.

Directors Deferred Plan

The Directors Deferred Plan provides Directors the opportunity to defer their annual retainers and meeting fees. Such deferred fees may be invested, at each Director's election, in either a money market fund or in Common Shares of the Company. If a Director elects to have this deferred compensation invested in Common Shares, the director will receive an additional sum, also invested in Common Shares, equal to 25.0% of the deferred amount.

Executive Officers Deferred Plan

The Executive Officers Deferred Plan provides designated executive officers and other key employees of the Company the opportunity to defer bonus compensation payable to them under the Company's annual incentive compensation program. Such deferred compensation is invested in deferred Common Shares of the Company. If a participant elects to have his or her bonus deferred, the Company will issue Restricted Shares under the 1998 Plan to such participant in the amount of 20.0% of the deferred annual incentive compensation.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During the past fiscal year, the Company, in the normal course of business, utilized the services of the law firm of Jones Day, in which Mr. Coquillette, a director of the Company, is a partner. The Company plans to continue using the services of the firm in 2003.

Item 14. CONTROLS AND PROCEDURES

As of December 28, 2002, an evaluation was performed under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on that evaluation, the Company's management, including the Chief Executive Officer and Chief Financial Officer, concluded that the Company's disclosure controls and procedures were effective. There have been no significant changes in the Company's internal controls or in other factors that could significantly affect internal controls subsequent to their evaluation.

PART IV

Item 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a) The following documents are filed as part of this report:

Consolidated financial statements of The Lamson & Sessions Co. and Subsidiaries are included in Item 8 of this report:

1. Financial Statements

   Consolidated Statements of Operations for Fiscal Years Ended 2002, 2001 and 2000.

   Consolidated Statements of Cash Flows for Fiscal Years Ended 2002, 2001 and 2000.

   Consolidated Balance Sheets at December 28, 2002 and December 29, 2001.

   Consolidated Statements of Shareholders' Equity for Fiscal Years Ended 2002, 2001 and 2000.

   Notes to Consolidated Financial Statements.

2. Financial Statement Schedule

   Schedule II — Valuation and Qualifying Accounts and Reserves.

   All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and, therefore, have been omitted.

3. The exhibits listed in the accompanying Exhibit Index and required by Item 601 of Regulation S-K (numbered in accordance with Item 601 of Regulation S-K) are filed or incorporated by reference as part of this Report.

(b) Reports on Form 8-K

1. The Company's Current Report on Form 8-K, dated October 31, 2002, relating to the certifications made by the Company's Chief Executive Officer and Chief Financial Officer with respect to the Company's Quarterly Report on Form 10-Q or the period ended September 28, 2002 pursuant to Section 906 of the Sarbanes-Oxley Act.

2. The Company's Current Report on Form 8-K, dated October 31, 2002, relating to the Company's earnings for the third quarter of 2002.

(c) Exhibits – See 15(a) 3.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on this February 27, 2003.

THE LAMSON & SESSIONS CO.

By: /s/ James J. Abel

James J. Abel
Executive Vice President, Secretary, Treasurer and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated as of February 18, 2003.

Signature	Title
/s/ John B. Schulze John B. Schulze	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)
/s/ James J. Abel James J. Abel	Executive Vice President, Secretary, Treasurer and Chief Financial Officer (Principal Financial Officer)
/s/ Lori L. Spencer Lori L. Spencer	Vice President and Controller (Principal Accounting Officer)
/s/ James T. Bartlett* James T. Bartlett*	Director
/s/ Francis H. Beam, Jr.* Francis H. Beam, Jr.*	Director
/s/ Martin J. Cleary* Martin J. Cleary*	Director
/s/ William H. Coquillette* William H. Coquillette*	Director
/s/ John C. Dannemiller* John C. Dannemiller*	Director
/s/ George R. Hill* George R. Hill*	Director
/s/ A. Malachi Mixon, III* A. Malachi Mixon, III*	Director
/s/ D. Van Skilling* D. Van Skilling	Director

* The undersigned, by signing his name hereto, does sign and execute this Annual Report on Form 10-K pursuant to a Power of Attorney executed on behalf of the above-named directors of The Lamson & Sessions Co. and filed herewith as Exhibit 24 on behalf of The Lamson & Sessions Co. and each such person.

February 27, 2003

By /s/ James J. Abel

James J. Abel
Attorney-in-fact

CERTIFICATIONS

I, John B. Schulze, President and Chief Executive Officer, certify that:

1. I have reviewed this annual report on Form 10-K of The Lamson & Sessions Co.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

February 27, 2003

By /s/ John B. Schulze

John B. Schulze
Chairman of the Board, President and Chief Executive Officer

CERTIFICATIONS — Continued

I, James J. Abel, Chief Financial Officer, certify that:

1. I have reviewed this annual report on Form 10-K of The Lamson & Sessions Co.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

February 27, 2003

By /s/ James J. Abel

James J. Abel
Executive Vice President, Secretary
Treasurer and Chief Financial Officer

EXHIBIT INDEX

Management Contracts and Compensatory Plans required to be filed pursuant to Item 15 of Form 10-K are identified with an asterisk (*).

Exhibit No.	Description of Document
3(a)	Amended Articles of Incorporation of the Company (incorporated by reference to Exhibit 4(a) to the Company's Registration Statement on Form S-8 (Registration No. 333-32875) filed with the Securities and Exchange Commission on August 5, 1997).
3(b)	Amended Code of Regulations of the Company (incorporated by reference to Exhibit 3(a) to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 (the "first quarter 2001 Form 10-Q")).
4(a)	Form of Rights Certificate (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form 8-A filed with the Securities and Exchange Commission on September 9, 1998).
4(b)	Rights Agreement, dated as of September 8, 1998, by and between the Company and National City Bank (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form 8-A filed with the Securities and Exchange Commission on September 9, 1998).
*10(a)	Form of Three-Year Executive Change-in-Control Agreement between the Company and certain executive officers (incorporated by reference to Exhibit 10(b) to the Company's Annual Report on Form 10-K for the year ended January 1, 2000).
*10(b)	Form of Two-Year Executive Change-in-Control Agreement between the Company and certain executive officers (incorporated by reference to Exhibit 10(c) to the Company's Annual Report on Form 10-K for the year ended January 1, 2000).
*10(c)	Form of Indemnification Agreement between the Company and the Directors and certain officers (incorporated by reference to Exhibit 10(g) to the Company's Annual Report on Form 10-K for the year ended December 31, 1994).
10(d)	Asset Purchase Agreement between Iochpe-Maxion Ohio, Inc. and The Lamson & Sessions Co. dated as of May 4, 1994 (incorporated by reference to Exhibit 10 to the Company's Current Report on Form 8-K dated as of May 27, 1994).
10(e)	Share Purchase Agreement, dated as of August 20, 2000, by and among the Company, Pyramid Industries, Inc. and the shareholders of Pyramid Industries, Inc. (incorporated by reference to Exhibit 2 of the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 6, 2000).
10(f)	Share Purchase Agreement, dated as of December 6, 2000, by and among the Company, Ameriduct Worldwide, Inc. and the shareholders of Ameriduct Worldwide, Inc. (incorporated by reference to Exhibit 2 of the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 2, 2001).
10(g)	Amended and Restated Credit Agreement, dated as of December 15, 2000, among the Company, the Guarantors party thereto, the Lenders party thereto, National City Bank, as Syndication Agent, Bank of America, N.A., as Documentation Agent and Harris Trust and Savings Bank as Administrative Agent (incorporated by reference to Exhibit 10(a) to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 29, 2001 (the "third quarter 2001 Form 10-Q")).
10(h)	First Amendment to the Amended and Restated Credit Agreement, entered into as of August 1, 2001, among the Company, the Guarantors party thereto, the Lenders party thereto and Harris Trust and Savings Bank, as Administrative Agent for the Lenders (incorporated by reference to Exhibit 10(a) to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2001).
10(i)	Second Amendment to the Amended and Restated Credit Agreement, entered into as of October 31, 2001, among the Company, the Guarantors party thereto, the Lenders party thereto and Harris Trust and Savings Bank, as Administrative Agent for the Lenders (incorporated by reference to Exhibit 10(b) to the third quarter 2001 Form 10-Q).
10(j)	Third Amendment to the Amended and Restated Credit Agreement, entered into as of March 27, 2002, among The Lamson & Sessions Co., the Guarantors party thereto, the Lenders party thereto, and Harris Trust and Savings Bank, as Administrative Agent for the Lenders (incorporated by reference to Exhibit 10(a) to the Company's quarterly report on Form 10-Q for the quarterly period ended March 30, 2002).

Exhibit No.	Description of Document
10(k)	Fourth Amendment to the Amended and Restated Credit Agreement, entered into as of September 30, 2002, among The Lamson & Sessions Co., the Guarantors party thereto, the Lenders party thereto, and Harris Trust and Savings Bank, as Administrative Agent for the Lenders (incorporated by reference to Exhibit 10(a) to the Company's quarterly report on Form 10-Q for the quarterly period ended September 28, 2002).
10(l)	Mortgage and Security Agreement, dated October 29, 1993, between The Lamson & Sessions Co. and PFL Life Insurance Company (incorporated by reference to Exhibit 10(j) to the Company's Annual Report on Form 10-K for the year ended January 1, 1994).
*10(m)	Form of Amended and Restated Supplemental Executive Retirement Agreement dated as of March 20, 1990 between the Company and certain of its executive officers (incorporated by reference to Exhibit 10(e) to the Company's Annual Report on Form 10-K for the year ended December 30, 1995).
*10(n)	First Amendment to The Lamson & Sessions Co. Amended and Restated Supplemental Retirement Agreement, effective January 1, 2000 (incorporated by reference to Exhibit 10(ak) to the Company's Annual Report on Form 10-K for the year ended January 1, 2000).
*10(o)	1988 Incentive Equity Performance Plan (as amended and restated as of February 26, 1998) (incorporated by reference to Exhibit 4(c) of the Company's Registration Statement on Form S-3 (Registration No. 333-65795) filed with the Securities and Exchange Commission on October 16, 1998).
*10(p)	Amendment No. 3 to The Lamson & Sessions Co. 1988 Incentive Equity Performance Plan (as amended and restated as of February 26, 1998) (incorporated by reference to Exhibit 10(am) to the Company's Annual Report on Form 10-K for the year ended January 1, 2000).
*10(q)	Amendment No. 4 to The Lamson & Sessions Co. 1988 Incentive Equity Performance Plan (as amended and restated as of February 26, 1998), dated as of October 19, 2000 (incorporated by reference to Exhibit 10(d) to the first quarter 2001 Form 10-Q).
*10(r)	Form of two-year non-qualified stock option agreement under the Company's 1988 Incentive Equity Performance Plan (incorporated by reference to Exhibit 10(e) to the third quarter 2001 Form 10-Q).
*10(s)	Form of three-year non-qualified stock option agreement under the Company's 1988 Incentive Equity Performance Plan (incorporated by reference to Exhibit 10(f) to the third quarter 2001 Form 10-Q).
*10(t)	1998 Incentive Equity Plan (as amended and restated as of April 27, 2001) (incorporated by reference to Appendix A of the Company's Proxy Statement dated March 23, 2001).
*10(u)	Form of two-year non-qualified stock option agreement under the Company's 1998 Incentive Equity Plan (incorporated by reference to Exhibit 10(c) to the third quarter 2001 Form 10-Q).
*10(v)	Form of three-year non-qualified stock option agreement under the Company's 1998 Incentive Equity Plan (incorporated by reference to Exhibit 10(d) to the third quarter 2001 Form 10-Q).
*10(w)	The Company's Long-Term Incentive Plan (incorporated by reference to Exhibit 10(h) to the Company's Annual Report on Form 10-K for the year ended December 28, 1996).
*10(x)	Amendment No. 1 to The Lamson & Sessions Co. Long-Term Incentive Plan, effective January 1, 2000 (incorporated by reference to Exhibit 10(an) to the Company's Annual Report on Form 10-K for the year ended January 1, 2000).
*10(y)	The Lamson & Sessions Co. Deferred Savings Plan (as amended and restated as of February 17, 1998 by Amendments 1-6) (incorporated by reference to Exhibit 4(c) to the Company's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on February 26, 1998 (Registration No. 333-46953).
*10(z)	Amendment No. 7 to The Lamson & Sessions Co. Deferred Savings Plan (incorporated by reference to Exhibit 10(a) to the first quarter 2001 Form 10-Q).
*10(aa)	Amendment No. 8 to The Lamson & Sessions Co. Deferred Savings Plan (incorporated by reference to Exhibit 10(b) to the first quarter 2001 Form 10-Q).
*10(bb)	Amendment No. 9 to The Lamson & Sessions Co. Deferred Savings Plan (incorporated by reference to Exhibit 10(c) to the first quarter 2001 Form 10-Q).
*10(cc)	The Lamson & Sessions Co. Nonemployee Directors Stock Option Plan, as amended and restated as of July 19, 2001 (incorporated by reference to Exhibit 10(g) to the third quarter 2001 Form 10-Q).

Exhibit No.	Description of Document
*10(dd)	Form of non-qualified stock option agreement under the Company's Nonemployee Directors Stock Option Plan (incorporated by reference to Exhibit 10(h) to the third quarter 2001 Form 10-Q).
*10(ee)	The Lamson & Sessions Co. Deferred Compensation Plan for Nonemployee Directors, as amended and restated as of October 18, 2001 (incorporated by reference to Exhibit 10(i) to the third quarter 2001 Form 10-Q).
*10(ff)	The Lamson & Sessions Co. Deferred Compensation Plan for Executive Officers, as amended and restated as of October 18, 2001 (incorporated by reference to Exhibit 10(j) to the third quarter 2001 Form 10-Q).
21	Subsidiaries of the Registrant, filed herewith.
23	Consent of Independent Auditors, filed herewith.
24	Powers of Attorney, filed herewith.

Corporate Information

Board of Directors

John B. Schulze
Chairman of the Board, President and Chief Executive Officer, Lamson & Sessions

James J. Abel
Executive Vice President, Secretary, Treasurer and Chief Financial Officer, Lamson & Sessions

James T. Bartlett ‡
Advising Director, Primus Venture Partners, Private investments

Francis H. Beam, Jr. †‡
Retired President, Pepper Capital Corp., Venture capital firm

Martin J. Cleary †
Retired President and Chief Operating Officer, The Richard E. Jacobs Group, Real estate developer

William H. Coquillette, Esq.
Partner, Jones Day, Law firm

John C. Dannemiller ‡
Retired Chairman of the Board, Applied Industrial Technologies, Distributor of bearings, power transmission components and other related products

Dr. George R. Hill †
Senior Vice President, The Lubrizol Corporation, Full-service supplier of performance chemicals to worldwide transportation and industrial markets

A. Malachi Mixon, III ‡
Chairman of the Board and Chief Executive Officer, Invacare Corporation, Manufacturer and distributor of home health care products

D. Van Skilling ‡
Retired Chairman and Chief Executive Officer, Experian Information Solutions, Inc., Supplier of credit, marketing and real estate information and decision support systems

† Audit Committee
‡ Governance, Nominating and Compensation Committee

Officers

John B. Schulze
Chairman of the Board, President and Chief Executive Officer

James J. Abel
Executive Vice President, Secretary, Treasurer and Chief Financial Officer

Norman E. Amos
Vice President

Albert J. Catani, II
Vice President

Eileen E. Clancy
Vice President

William H. Coquillette, Esq.
Assistant Secretary

Donald A. Gutierrez
Senior Vice President

Charles W. Hennon
Vice President and Chief Information Officer

Lori L. Spencer
Vice President and Controller

Norman P. Sutterer
Senior Vice President

Corporate Headquarters
Lamson & Sessions
25701 Science Park Drive
Cleveland, Ohio 44122-7313
Telephone (216) 464-3400
Fax (216) 464-1455

Transfer Agent & Registrar
National City Bank
Corporate Trust Department
P.O. Box 92301
Cleveland, Ohio 44193-0900
1-800-622-6757

Common Stock
Shares of Lamson & Sessions Common Stock are traded on the New York Stock Exchange and the Pacific Stock Exchange under the symbol: LMS.

Annual Meeting
Shareholders are encouraged to attend the Annual Meeting of Shareholders, which will be held at the Wyndham Cleveland Hotel, 1260 Euclid Avenue, Cleveland, Ohio, on Wednesday, April 30, 2003, at 9:00 a.m. local time.

Form 10-K
A copy of the Company's Form 10-K (without exhibits) for the year 2002 as filed with the Securities and Exchange Commission is included as part of this report. Financial reports and recent filings with the Securities and Exchange Commission, including Form 10-K, as well as other Company information, are available via the Internet at http//www.lamson-sessions.com. (Click Investor Relations, SEC Filings)

Product Information
For product information, please call 1-800-321-1970.



LAMSON & SESSIONS

25701 Science Park Drive
Cleveland, Ohio 44122-7313
216-464-3400
http://www.lamson-sessions.com